NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED NOVEMBER 30, 2006

February 27, 2007

NOVAGOLD RESOURCES INC.
(the "Company")

ANNUAL INFORMATION FORM

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains forward-looking statements concerning the Company’s plans at the Galore Creek project, the Donlin Creek project, Nome Operations and Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of production at the Company’s mineral exploration properties;

  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

  uncertainty of capital costs, operating costs, production and economic returns;

  risks related to the Company’s ability to finance the development of its mineral properties;

  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;

  risks involved in litigation opposing the Company’s permits at Rock Creek;

  risks involved in the Company’s litigation over the Grace claims with Pioneer Metals Corporation, which is controlled by Barrick Gold Corp., and Pioneer Metals Corporation’s opposition to the use by the Company of a portion of the Grace property for a tailings and waste rock facility for the Galore Creek project;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

  commodity price fluctuations;

  risks related to the Company’s current practice of not using hedging arrangements;

  currency fluctuations;

  risks related to governmental regulation, including environmental regulation;

  risks related to reclamation activities on the Company’s properties;

  the Company’s need to attract and retain qualified management and technical personnel;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;

  uncertainty related to unsettled aboriginal rights and title in British Columbia;

  uncertainty related to title to the Company’s mineral properties;

  the Company’s history of losses and expectation of future losses;

  risks related to management of the Donlin Creek project by Barrick and the effect of disputes with Barrick over management and ownership of the project on its development;

  the possible dilution of the Company’s interest in the Donlin Creek project if Barrick successfully completed the back-in requirements to earn an additional 40% interest in the project or if Calista Corporation exercises its right to acquire an interest in the project;

  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;

  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights; and

  increased competition in the mining industry.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading "Risk Factors'' and elsewhere.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and sate of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Ambler project and the Saddle mineralization adjacent to the Rock Creek property.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Aggregate

Any of several hard, inert materials, such as sand, gravel, slag, or crushed stone, mixed with a cement or bituminous material to form concrete, mortar, or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Gossan

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and, rarely, sulphates.

g/t or gpt	Grams per metric tonne.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See "Preliminary Notes – Cautionary Note to U.S. Investors Information Concerning Preparation of Resource Estimates".

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters,

including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve, Proven Mineral Reserve, Probable Mineral Reserve

Under CIM standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mineral Reserves, Proven Mineral Reserves and Probable Mineral Reserves presented under CIM standards may not conform with the definitions of “reserves” or “proven reserves” or “probable reserves” under United States standards. See "Preliminary Notes – Cautionary Note to U.S. Investors Information Concerning Preparation of Resource Estimates".

Mineral Reserves under CIM standards are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest

Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock containing metallic or non-metallic materials, which can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite	An iron sulphide mineral (FeS2 ), the most common naturally occurring sulphide mineral.

Reverse Circulation (RC)	A type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Schist	A medium to course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on February 27, 2007 was C$1.1639 per US$1.00 and on November 30, 2006 was C$1.1415 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

		Year Ended November 30,
	2006	2005	2004

Rate at end of period	1.1422	1.1669	1.1860
Average rate based on last day each month	1.1302	1.2106	1.3034
High for period	1.0948	1.1607	1.4003
Low for period	1.1302	1.2703	1.1746

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces(troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2006

ITEM 1      INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company's principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, NovaGold Canada Inc. (formerly SpectrumGold Inc.) and Coast Mountain Power Corp. and its wholly owned subsidiaries (collectively, “Coast Mountain”).

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries and related holding companies. All ownership is 100%.

All of the above companies are sometimes referred to collectively herein as the "Company” or “NovaGold”.

ITEM 2      GENERAL DEVELOPMENT OF THE BUSINESS

NovaGold is a growing company engaged in the exploration and development of mineral properties in Alaska and western Canada, with three of its properties progressing toward development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. The Company’s Galore Creek project is the subject of a feasibility study and construction is expected to start following receipt of permits and approvals. The Company’s Donlin Creek project is an advanced stage exploration project. The Ambler project is an earlier stage polymetallic massive sulphide deposit:

  Galore Creek is a large copper-gold deposit located in northwestern British Columbia with proven and probable reserves of 5.3 million ounces of gold, 92.6 million ounces of silver and 6.6 billion pounds of copper. In addition to the reserves, the project also contains measured and indicated resources of 2.1 million ounces of gold, 24.5 million ounces of silver and 1.9 billion pounds of copper, and additional inferred resources of 4.3 million ounces of gold, 66 million ounces of silver and 3.4 billion pounds of copper.

  Donlin Creek, a joint venture with a subsidiary of Barrick Gold Corporation, is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 16.6 million ounces of gold and additional inferred resources of 17.1 million ounces of gold according to a NI 43-101 compliant report conducted by SRK Consulting (US), Inc. in September 2006.
  The Nome Operations include the Rock Creek, Big Hurrah and Nome Gold projects (“Nome Operations”). Construction on Rock Creek commenced in the summer of 2006. Anticipated production from Rock Creek and Big Hurrah is expected to be at an average annual production rate of approximately 100,000 ounces of gold with production starting in late 2007 subject to the successful resolution of environmental litigation.
  Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with a non- compliant NI 43-101 historic inferred resource estimated in 1995 of 817,000 ounces of gold, 64 million ounces of silver, 3.2 billion pounds of copper and 4.4 billion pounds of zinc.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

For the purposes of NI 43-101, NovaGold’s material properties are the Galore Creek project and the Donlin Creek project.

The Company believes its gold production profile from its projects, assuming 100% ownership of each project except for Donlin Creek for which a 70% interest is assumed, will grow from 100,000 ounces of annual production of gold expected to begin in late 2007 to over 1,000,000 ounces of gold, plus four million ounces of silver and 400 million pounds of copper, each annually, by 2012. The Company intends to enter into a joint venture agreement on the Galore Creek project which would reduce the Company’s ownership and corresponding production profile. During this period the Company also expects to advance the Ambler project to the pre-feasibility level. None of these properties is currently in production. Prior to production commencing at a project, all necessary permits and approvals must be obtained, studies which demonstrate the economic feasibility of the project must be completed, a production decision must be made by NovaGold’s board of directors, financing for construction must be arranged and construction completed.

Donlin Creek Joint Venture

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome U.S. Inc. (“Placer Dome”), now Barrick Gold U.S., a wholly owned subsidiary of Barrick Gold Corporation ("Barrick") to acquire a 70% interest in the Donlin Creek gold project in Southwestern Alaska, subject to a back-in right reserved by Barrick. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek gold project and earned a 70% interest in the property from Placer Dome. On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending a total of US$31.9 million on the property, completing a bankable feasibility study, and making a board decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007. Under this option, Barrick may not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company was not required to contribute any additional funding until Barrick completed the US$31.9 million expenditure, and the Company had the right to elect that Barrick fund additional expenditures beyond the US$31.9 million, subject to accruing interest at prime rate plus 2% and granting a security interest on the property. All such funds would be repayable from 85% of the Company’s cash flows from Donlin Creek. Barrick is also required to assist the Company with third party financing for the Company’s share of construction costs. In May 2006, Barrick provided notice that it had met the required minimum US$31.9 million of expenditures effective March 31, 2006.

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska alleging that Barrick had violated U.S. Securities laws by making material misstatements in documents relating to a hostile takeover bid for NovaGold. In addition to the U.S. Securities law claims, NovaGold’s lawsuit against Barrick alleges:

  Breach of contract by Barrick under the back-in agreement; and
  Breach of fiduciary duties owed by Barrick to NovaGold as joint venture partners.

and seeks among other remedies:

  A declaratory judgement to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek; and
  An order to the effect that it is impossible for Barrick to satisfy the requirements, in which case NovaGold is asking to be appointed as manager of the project.

Subsequent to the commencement of the lawsuit, Barrick sent supplementary information to NovaGold shareholders which the court found to be sufficient disclosure. However, the court found in an order filed September 13, 2006 that there is a genuine dispute as to the meaning of the terms of the back-in agreement and the possibility of Barrick U.S. meeting the terms by November 2007. NovaGold believes it will not be possible for Barrick U.S. to meet the requirements for it to earn an additional 40% interest in the Donlin Creek project. The outcome of the litigation remains uncertain however.

Takeover Bid by Barrick

In July of 2006, Barrick initiated a hostile takeover bid to acquire all the outstanding common shares of the Company (“Bid”). The Bid expired on December 6, 2006 and Barrick announced it had taken up and paid for approximately 14% of the Company’s issued and outstanding shares.

Shareholder Rights Plan

NovaGold’s Board of Directors approved a new Shareholder Rights Plan, which took effect December 7, 2006, immediately upon the expiry of Barrick’s bid. NovaGold originally adopted a rights plan on May 31, 2006, but waived its application to Barrick’s takeover bid on September 25, 2006.

The new Shareholder Rights Plan (“Rights Plan”), which includes substantially the same terms as the original plan, was adopted to ensure the fair treatment of shareholders in connection with future unsolicited takeover bids and other stock acquisitions above 20% that are not offered to all shareholders on the same terms.

Shareholder approval of the new Rights Plan will be sought at NovaGold’s Annual General Meeting of shareholders, scheduled for May 2007. If ratified by shareholders, the new Rights Plan will expire at NovaGold’s Annual General Meeting in 2010, unless terminated at an earlier date. The new Rights Plan is subject to regulatory approval.

Acquisitions

On August 3, 2006, NovaGold completed the acquisition of all of the outstanding common shares and stock options of Coast Mountain Power Corp. (“Coast Mountain”) pursuant to a Plan of Arrangement between NovaGold and Coast Mountain. The Plan of Arrangement was approved by the Supreme Court of British Columbia on July 31, 2006. NovaGold issued approximately 2,512,000 common shares valued at $44.4 million in connection with the acquisition.

Coast Mountain is a “green power” company with run-of-river hydro-electric projects located near NovaGold’s Galore Creek copper-gold project in Northwestern British Columbia. Coast Mountain’s largest asset is the Forrest Kerr run-of river hydroelectric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. Forrest Kerr qualifies as a “green power” project under BC Hydro’s Green Power Initiative designed to encourage the development of renewable, low-impact and socially responsible power generation in the Province of British Columbia. The project has received all critical approvals and permits necessary for the construction of the hydroelectric plant and power transmission lines to connect to the BC Hydro grid.

In June 2003, NovaGold completed the organization of a new early stage exploration company called SpectrumGold Inc. ("SpectrumGold") focused on exploration in Western Canada, operated by NovaGold's management team, and with NovaGold initially owning 6 million or 43% of its then issued shares. NovaGold transferred to SpectrumGold four early stage Yukon exploration properties that were not financially material to NovaGold. Effective July 31, 2003 SpectrumGold acquired an option to purchase the Galore Creek project in British Columbia (See "Item 3 –Galore Creek Project, British Columbia"). NovaGold purchased 2.3 million shares of SpectrumGold from another shareholder in August 2003 and an additional 3.5 million shares in a private placement from SpectrumGold in early October 2003. On October 27, 2003, shares of SpectrumGold commenced trading on the Toronto Stock Exchange.

On March 30, 2004, NovaGold and SpectrumGold entered into an agreement under which the companies agreed to complete a business combination by way of a plan of arrangement where NovaGold would acquire all of the approximately 45% of common shares of SpectrumGold not then held by NovaGold through a share exchange at a ratio of one common share of NovaGold for each 1.35 shares of SpectrumGold. On July 8, 2004, the business combination was approved by SpectrumGold's shareholders with 99.92% of the votes cast by the shareholders, excluding NovaGold and other insiders, voting in favour. On July 15, 2004, the business combination was completed, and SpectrumGold was amalgamated with NovaGold's wholly owned subsidiary, NovaGold Canada Inc. ("NovaGold Canada").

Financings

On February 8, 2006, the Company issued by way of a public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008.

On October 28, 2004, the Company issued 1,980,200 flow-through common shares at a price of $10.10 per share for gross proceeds of $20 million. The Company expended the gross proceeds of this financing on exploration at its Galore Creek project in British Columbia during 2005, as required by the terms of the subscription agreements

ITEM 3     NARRATIVE DESCRIPTION OF THE BUSINESS

Galore Creek Project, British Columbia

Galore Creek Project – Property Description and Title

In October 2006, Hatch Ltd, an independent engineering services company with an office in Vancouver, B.C., Canada together with a number of specialized consultants completed a Feasbility Study for the Galore Creek property.

The Galore Creek property is an advanced stage copper-gold project located in Northwestern British Columbia. NovaGold holds the Galore Creek projects known resources under two option agreements. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains all the project’s reserves and most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of the company that owns the main Galore Creek property, NovaGold can acquire 100% of such company by completing a pre-feasibility study and making payments to the shareholders totalling US$20 million by October 26, 2011. As of the date of this AIF, the Company has made US$7.8 million in payments to the shareholders. Payments of US$2.5 million are due on October 26th of each year between 2007 and 2011 inclusive. There are no royalties or back in rights on the main Galore Creek property.

Under a second option agreement with Eagle Plains Resources Ltd. (“Eagle Plains”), NovaGold may acquire up to an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. An initial 60% interest may be earned by expending $3 million on the property, issuing 296,296 common shares of NovaGold, (all of which have been issued) and making property payments of up to $0.25 million. An additional 20% interest may be earned by paying $1 million to Eagle Plains and completing a feasibility study by September 2011. The Copper Canyon property is subject to a 2% net smelter returns royalty which may be reduced to 0.5% by the payment of $2 million to the royalty holder. In addition, under a further option agreement NovaGold may earn a 60% interest in the Grace claims which are immediately to the north of the main Galore Creek property pursuant to an option agreement with Pioneer Metals Corporation (“Pioneer”) by purchasing approximately $1 million of shares of Pioneer (which purchase was completed in 2004) and expending $5 million on the Grace property over five years. Pioneer, which is now controlled by Barrick, is seeking to rescind the option agreement. See “Legal Proceedings”.

The Company has also acquired mineral rights in the Galore Creek vicinity through staking. NovaGold now holds or has an interest in greater than 80 square km in the Galore Creek area.

On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation in, and support of, the development of the Galore Creek project in Northwestern British Columbia. Financial contributions will be made by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1 million or a 0.5% to 1.0% net smelter royalty each year.

Galore Creek Project – Accessibility and Climate

The property is located approximately 200 kilometres north of Stewart, British Columbia and 96 kilometres northeast of Wrangell, Alaska, the two closest communities with tidewater facilities. The town of Smithers, 370 kilometres southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, B.C. Galore Creek and the Scud River are part of the tributary system of the Stikine River, an international waterway which drains an area of 49,000 square kilometres. Helicopter is the present means of access to the Galore Creek property. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 kilometres east of Galore Creek and has been used as the staging area for project mobilization and demobilization.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above +20°C and minimum winter temperatures may fall below -20°C. Average annual precipitation is 200 cm with approximately 70% of this falling between September and February, mainly as snowfall. Elevations on the property range from 500 to 2,080 metres above sea level. The terrain over the central and northern portions of the property is gentle and rolling, and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1,100 m level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by subalpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Suitable sites for tailings and waste storage were identified and confirmed through field tests during the 2005 work program. Ample water supply is available from surface and subsurface sources.

Galore Creek Project – Project History, Drilling and Exploration

Drilling History

Since the initial discovery in 1960, 510 diamond drill holes totalling 125,600 metres have been drilled on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970's, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75% and 85% with the poorest recovery at depths between 60 and 90 metres where abundant open sheet fractures were encountered. At depths below 90 metres core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989/1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 metres), the North Rim showing (six holes, 546 metres), the Saddle Zone (two holes, 226 metres) and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only 6 holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and the Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2005 Program

Drilling during the 2005 field season totalled 63,300 metres in 262 drill holes utilizing up to 10 drill rigs. Drilling was conducted at the Central, West Fork, Southwest, Junction, Grace and Copper Canyon areas. Over 57,750 meters were dedicated to development and exploration in a total of 205 core holes. Drilling in the Central Zone, Junction, Southwest and West Fork deposits was successful in both extending known mineralization and adding confidence in grade continuity.

Significant in-fill drilling in the Central Zone increased overall confidence in the geologic model as well as boosting confidence in the historic drilling. Mineralization was extended in both the North and South Gold lens and new mineralization has been encountered immediately west of the then pit limits. Drilling in the Middle Creek portion of the Central deposit resulted in a more structurally confined interpretation then previously modelled.

In-fill drilling in the West Fork resulted in a reinterpretation of the geometry of the lower sulphide horizon which now daylights in drilling further south and expanded the limits of the Opulent vein discovered in 2004. In the Southwest deposit, major in-fill drilling added significant confidence in grade continuity and resulted in reclassification of much of the inferred mineralization. Mineralization was extended down dip and suggested a possible linkage with the West Fork deposit. Drilling at Junction which was limited in scope was successful in finding targeted grade continuity. Exploration drilling on the property resulted in the discovery of new mineralization within the Butte area. On the Grace property north of the Central Zone, a total of 10 exploration holes were completed without significant results. Two exploration holes were also completed at Copper Canyon with limited success. In addition to the resource and exploration drilling over 5,200 meters of geotechnical drilling was completed in 47 drill holes. A total of 10 water monitoring wells were also completed.

2006 Program

The 2006 drill program focused primarily on: 1) further definition of the deep Bountiful mineralization discovered in 2003; 2) further resource definition along the western margin of the Central deposit; and 3) completion of condemnation drilling on the Grace claims in the planned tailings disposal site. The program drilled in excess of 36,200 meters in 67 drill holes and encountered significant new mineralization in the Bountiful zone, in the high-wall of the Central deposit and down dip in the West Fork deposit. Additional geotechnical drilling in support of mine development was also completed.

Wide-spaced drilling in the Bountiful Zone has defined a sub-horizontal zone occurring at roughly 300 meters depth and extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. Drilling at depth in the high-wall of the Central zone extended mineralization from the North Gold lens approximately 250 meters to the west. Additional drilling in the Dendritic creek area about 750 meters south of the North Gold lens shows limited mineralization to the west and likely the limited loss of some previously inferred mineralization. Drilling down dip along the north-dipping West Fork deposit has continued to expand mineralization to depth and toward the Bountiful and Southwest deposits.

An updated resource estimation for the Galore deposit is expected to be completed by April 2007.

Galore Creek Project – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 kilometres west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 kilometres long and 2 kilometres wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite Cu-Au resource located 6 kilometres east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dike-rock types, a similar sulphide suite, and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek Project – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including K-feldspar, biotite, and magnetite, with local concentrations of garnet. Cu-sulphides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite, and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated Cu-sulphide with little apparent control by stockwork or larger scale veining. The sulphide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong magnetite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza-grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main deposits. Chalcopyrite forms the primary sulphide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated Au/Cu ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek Project – Metallurgy

The sulphide minerals at Galore Creek are predominately gold and silver bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulphides. The proposed treatment process uses conventional flotation to produce a precious metal bearing copper concentrate.

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Early work by Kennecott Corporation ("Kennecott") culminated in 1967 with a continuous pilot plant mill test. The pilot plant processed a 50-ton bulk sample mined from a short adit across the Central Zone of the deposit. The pilot plant confirmed the results of earlier bench scale testing. The bulk sample assayed 1.28% copper of which 96% was recovered into a 25% copper concentrate. The indicated gold and silver recoveries from the sample were 63.9% and 84.5% respectively. Kennecott followed up in 1992 with additional bench testing using four composites taken from the then newly discovered Southwest Zone as well as two new composites from the Central Zone. The object of this study was to determine the amenability of the composites to the flow sheet developed previously and to determine if gold recovery could be significantly improved. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries to a 25% copper concentrate averaged 90% and 58% respectively.

NovaGold's work in 2003 and 2004 consisted of further bench tests. The program included verification of the flow sheet, determination of grindability, modal analysis of flotation feed and products, gravity concentration, and batch rougher and cleaner flotation tests. The 2003 work was carried out on four 50kg samples selected from the 2003 higher grade drill intercepts in the Central and Southwest Zones. The 2004 work was carried out on eight 50kg samples selected from various locations from within the Central, Southwest, Junction, West Fork, and Copper Canyon zones.

The following is a summary of the key observations from the 2003/2004 work:

  Comparative ball mill work indices carried out on 28 samples averaged 13.5 kWh/t.
  Copper and gold were readily recovered using a simple flotation scheme and standard reagents for copper.
  A primary grind of 80% passing 150 microns was sufficient for copper mineral and gold liberation.
  A significant fraction of gold was free and floated readily with the copper minerals.
  Gravity gold concentration appeared to have limited additional benefits as the gold was readily recovered by flotation.
  Rougher concentrate required regrinding to a nominal 80% passing 40 microns for effective cleaning.
  A series of locked cycle flotation tests on the main ore types from within the Central, Southwest, Junction, and West Fork Zones produced results in line with previous test work. An average head grade of 0.74% copper and 0.38 g/t gold produced 29% copper concentrate with copper and gold recoveries of 90.9% and 70.9% respectively.

Metallurgical testing continued during 2005. A pre-feasibility level work program validated the flowsheet developed in the previous scoping level work. The flowsheet will comprise rougher floatation, regrind of rougher concentrate and three stages of cleaner floatation. The final concentrates appear readily marketable and had relatively low penalty elements. Fluorine and selenium concentrators were variable and could slightly increase the cost of processing at some smelters.

Galore Creek Project – Resource Estimate, Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3 metre intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 through 2006 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs, North Vancouver, BC. The core that was returned to the box remains on-site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20 sample batch.

All assay analysis for the 2003 through 2006 programs was carried out by ALS Chemex Labs of Vancouver, B.C. Upon arrival at the lab the samples were logged in a tracking system and the weight was recorded. The samples were then prepped by drying and the entire sample crushed. A 250g split was pulverized to >85% passing 75 microns. Sample analysis for gold content was conducted by 30g fire assay with gravimetric finish. Results were provided between 0.05ppm and 1000ppm accuracy. Additional ICP analysis was conducted for 34 elements by aqua regia acid digestion and ICP-AES.

Galore Creek Project – Feasibility Study

In October 2006 Hatch Ltd., an independent engineering services company with an office in Vancouver, B.C., Canada, together with a number of specialized consultants, completed the Feasibility Study for the Galore Creek project in northwestern British Columbia. This study confirms the economic viability of a conventional open-pit mining operation using long-term metals prices and provides the basis for the Company’s first proven and probable reserves for copper, gold and silver. The Galore Creek Feasibility Study was completed under the direction of Bruce Rustad, P.Eng., Director of P&CM/Project Manager for Hatch Ltd. and an independent Qualified Person as defined by NI 43-101. An NI 43-101 compliant summary of the Galore Creek Feasibility Study has been filed on SEDAR, providing a complete description of the Galore Creek Feasibility Study results. The information set out below is a summary of the information contained in the Feasibility Study and its subject to important qualifications, assumptions and exclusions, all of which are set out in the summary of the Feasibility Study that has been filed on SEDAR. To fully understand the summary information contained in this AIF, the summary of the Feasibility Study should be read in its entirety. Any information with respect to developments after the base date of the Feasibility Study are solely attributable to NovaGold and have not been verified by the authors of the Feasibility Study.

Using base case prices of US$1.50/lb of copper, US$525/oz of gold and US$8/oz of silver, estimates of annual production and cash costs for Galore Creek are summarized as follows.

First 5 Years of Production (Averages)	Total Cash Costs (US$)	Copper (lbs)	Gold (ozs)	Silver (ozs)
Average total cash costs (net precious metals credits) Average total cash costs (net copper and silver credits) Annual Production (Recovered Metal)	$0.38/lb Cu - $889/oz Au	432 M	341,000	4.0 M
Life of Mine Production (Averages)	Total Cash Costs (US$)	Copper (lbs)	Gold (ozs)	Silver (ozs)
Average total cash costs (net precious metals credits) Average total cash costs (net copper and silver credits) Annual Production (Recovered Metal)	$0.62/lb Cu - $874/oz Au	262 M	165,000	2.7 M
Total Recovered Metal (Life of Mine)		5.8 B	3.6 M	58.5 M

A financial analysis using the base case parameters set out below indicates that the Galore Creek project is expected to generate an after-tax internal rate of return of approximately 10.6% and have an undiscounted after-tax net present value of US$1.74 billion. An analysis has also been performed using spot prices, 3-year trailing average prices and a conservative metals price case. The Feasibility Study evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project. Key project economic parameters and financial results are summarized below.

Galore Creek – Summary Financial Results

	Units	Base Case
Mine Basis
Mine Life	Years	22
Ore Tonnage milled	M tonnes	522
Strip Ratio (waste to ore)		1.64
Mill throughput (nominal)	Tonnes per day	65,000
Total capital cost (mine facilities + infrastructure)(1)	US$ (millions)	1,805
Sustaining capital cost(1)	US$ (millions)	122
Unit Operating Costs
Mining cost per tonne mined(1)	US$/t	1.22
Milling / Process cost per tonne ore(1)	US$/t	3.05
G&A cost per tonne ore(1)	US$/t	0.80
Total Cash Cost First 5 Years (net of precious metal credits)	US$/lb Cu	0.38
Total Cash Cost First 5 Years (net of copper and silver credits)	US$/oz Au	(889)
Total Cash Cost Life of Mine (net of precious metal credits)	US$/lb Cu	0.62
Total Cash Cost Life of Mine (net of copper and silver credits)	US$/oz Au	(874)
Total Co-product Cost First 5 Years (copper)	US$/lb Cu	0.67
Total Co-product Cost First 5 Years (gold)	US$/oz Au	150
Total Co-product Cost Life of Mine (copper)	US$/lb Cu	0.82
Total Co-product Cost Life of Mine (gold)	US$/oz Au	200

	Units	Base Case	3-Year Trailing Average	Spot Case (Sept 1/06)	Conservative Case(2)
Metal price assumptions
Copper	US$/lb	1.50	1.70	3.50	1.27
Gold	US$/oz	525	461	626	495
Silver	US$/oz	8.00	7.72	12.87	6.70
US$/CA$ exchange Rate		0.81	0.81	0.89	0.75
Financial Results
Project IRR (pre-tax)	(%)	14.1	16.6	39.0	12.9
Project IRR (after-tax)	(%)	10.6	12.7	30.7	9.5
NPV 0% discount (pre-tax)	US$ (millions)	2,935	3,689	13,822	2,101
NPV 0% discount (after tax)	US$ (millions)	1,736	2,189	8,287	1,235
NPV 5% discount (pre-tax)	US$ (millions)	1,187	1,604	7,224	833
NPV 5% discount (after tax)	US$ (millions)	599	856	4,254	395
Payback	Years	4.0	3.7	1.5	3.9
Cashflow
Annual Average After-tax Net Cashflow (years 1-5)	US$ (millions)	414	445	936	384
Cumulative After-tax Net Cashflow (years 1-5)	US$ (millions)	2,069	2,227	4,678	1,921

(1) Converted from C$ to US$ at the base case 0.81 long-term exchange rate.

(2) Average metal price based on N. Seldon Marketing Report with long-term staggered metal prices.

Cash cost is not a term recognized by Canadian generally accepted accounting principles (GAAP) or U.S. GAAP and includes mining, processing (including transportation and refining), and local production taxes and royalties but excludes end-of-mine reclamation accruals.

After-tax net cash flow is defined as the revenue, less operating, capital costs and cash taxes.

The Company is updating the construction schedule which is expected to extend the start of production into 2012 with no material change in overall capital costs. This change is not expected to have a material impact on the economics of the Galore Creek project outlined in the Feasibility Study.

Galore Creek Project - Construction

As currently envisioned, the Galore Creek project capital estimates include Phase 1 infrastructure associated with providing road and power access to the Galore Creek Valley and Phase 2 construction of the mine facilities. The Phase 1 access infrastructure elements include a mine access road and an access tunnel, and a power transmission line. This work represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. All critical permits and approvals are in place to begin construction of the 138 kV transmission line to connect to the BC Hydro grid.

Phase 1 construction is anticipated to take 24 months, with access to the Galore Valley in the second half of 2009. Phase 2 construction will focus on mine facilities, with the largest portion of the capital expenditures in the last 2 years of construction. Mine production start up is anticipated to begin in mid 2012 after 3 months of commissioning. The mine is envisioned as a conventional open-pit operation with a 65,000 tpd process plant based on crushing, grinding, flotation, thickening and filtrating of a copper concentrate, which would be shipped to the Port of Stewart for off-site smelting and refining of the copper, gold and silver.

NovaGold is considering financing alternatives for the development of the Galore Creek project including a sale of a significant minority interest in the project, project debt, a strategic alliance with a company involving the sale of copper concentrates from the property, equity finance or a combination of some or all of these alternatives.

Based on the provincial and federal permitting schedule, the project is on target to receive permits in the second quarter of 2007. NovaGold believes that completion of the first phase of construction will add substantial value to the project and reduce overall project development risk by providing road access and power to the Galore Creek mine site in preparation for the second larger phase of actual mine construction.

Galore Creek Project - Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings was held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10, 2006 to September 8, 2006 and September 22, 2006, respectively. The Galore Creek team has prepared responses to the comments, with consultation with regulators and the Tahltan First Nation on the process.

The Tahltan Central Council submitted their comments to the British Columbia Environmental Assessment Office on October 18, 2006 including a letter of support from the Chair of the Tahltan Central Council. “The Tahltan believe that NovaGold provides the leadership, management and vision in partnership with the Tahltan Nation to make the Galore Creek project socially and environmentally sustainable. The present leadership of NovaGold is creative and transformative in their approach to the relationship with the Tahltan Nation and in taking mining to the next level of social and environmental responsibility. NovaGold is the mining industry leader in Tahltan territory to take mining to this next level that will ensure mining brings more benefits than impacts to the Tahltan and B.C. citizens. The Tahltan Nation is supporting the Galore Creek project in receiving an Environmental Assessment Certificate.” The Tahltan Nation is currently negotiating with the B.C. Government to reach an understanding on Tahltan rights, titles and interests in the near future.

As part of the concurrent permitting process, NovaGold has filed an application with the B.C. Government to obtain a surface lease over a portion of the Grace claims, under option from Pioneer Metals Corporation (“Pioneer”) which is now controlled by Barrick, where NovaGold intends to build a tailings and waste rock storage facility for the Galore Creek project. Pioneer is opposing the application. A recent report from the British Columbia Ministry of Energy, Mines and Petroleum Resources has concurred that NovaGold’s drilling on the Grace property is sufficient to confirm that there is no economic mineralization in the area proposed for the tailings and waste storage facility. A final decision on granting a surface lease from the B.C. Government is expected after issuance of the Environmental Assessment certificate in the first quarter of 2007.

The current provincial and federal environmental assessment process is targeted to be concluded in the second quarter of 2007, with construction targeted to begin in the second quarter of 2007 upon issuance of appropriate permits.

Galore Creek Project - Reserve and Resource Estimates

The Galore Creek Feasibility Study estimates Proven and Probable Reserves for the Galore Creek project as set out in the NI 43-101 report by Hatch Ltd. in October 2006, as summarized below.

Galore Creek Reserve Estimate(1)

Class	Run of Mine Tonnage (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Copper (B lbs)	Contained Gold (M ozs)	Contained Silver (M ozs)
Proven	239.5	0.625	0.343	6.01	3.30	2.64	46.28
Probable	301.3	0.503	0.271	4.78	3.34	2.63	46.30
Total	540.7	0.557	0.303	5.32	6.64	5.27	92.58

(1) Cutoff grade of 0.25% copper equivalent (CuEq). CuEq calculation is based on net smelter return and uses metal prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver.

The project Reserves have been estimated using a C$3.82/t net smelter return (net of offsite concentrate and smelter charges and onsite plant recovery) as a cutoff for break-even ore/waste selection and for the grade bins for cashflow optimization. Detailed pit phases were engineered from the results of a Lerchs-Grossman sensitivity analysis and yielded phase reserves using a 3.6% dilution for all material above the 0.25% CuEq cut-off grade and assuming mining losses of 2.4% . Reserves have been estimated assuming metal recoveries based on detailed metallurgical recovery program results, specific to each individual pit area, ranging from 88–92% recovery for copper, 68–76% recovery for gold and 57–71% recovery for silver, and a copper concentrate grade ranging from 26–28% copper. Proven and Probable Reserves are considered to be “ore”, which by definition is economically recoverable.

The updated resource estimate used for the Feasibility Study was filed on SEDAR on September 12, 2006 whicdh was reviewed by Mike Lechner, Registered Professional Geologist of Resource Modeling Inc., an NI 43-101 Qualified Person.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(2) (%)	Copper (B lbs)	Gold (M ozs)	Silver (M ozs)
Measured	263.6	0.62	0.35	5.9	0.81	3.6	3.0	50.0
Indicated	485.3	0.46	0.28	4.3	0.63	4.9	4.4	67.1
Measured + Indicated	748.9	0.52	0.30	4.9	0.69	8.5	7.4	117.1
Inferred(3)	464.9	0.36	0.33	4.9	0.59	3.4	4.3	66.0

(1) Measured and Indicated Resources include Proven and Probable Reserves.

(2) Copper-equivalent (CuEq) calculations use metals prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork completed by Hatch Ltd. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.

(3) Includes the Copper Canyon Inferred Resource on an 80% basis calculated using a 0.35% CuEq cut-off grade, as previously stated in the technical report titled “Geology and Resource Potential of the Copper Canyon Property” issued in February 2005. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Reserve and Resource Estimates”.

The current reserve and resource model was based on all data available through the 2005 season and constructed by Kevin Francis, P.Geo. and Resource Manager for NovaGold and Mike Lechner, Registered Professional Geologist of Resource Modeling Inc., who are both NI 43-101 Qualified Persons. The reserve and resource estimates are based on a 3-D computer block model with copper, gold and silver block grades estimated into 25 meter x 25 meter x 15 meter high blocks using 5-meter-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources.

An updated resource estimation incorporating the results of the 2006 exploration drill campaign is scheduled for completion by April 2007. The estimation is anticipated to result in added inferred resource in light of the success of the wide-spaced drilling in 2006 in the Bountiful Zone and the high-wall of the Central deposit.

Galore Creek Project – Future Work

Drilling in 2007 will likely focus on: 1) high-grade breccia mineralization known to exist at the Saddle prospect just to the east of the Central deposit; 2) recently discovered mineralization at the Butte prospect lying roughly between the Junction and Southwest deposits; and 3) the scoping of potential higher grade underground scenarios to augment and optimize the long term mine production scheduling. Current planning is to drill in excess of 15,000 meters.

Donlin Creek Project, Alaska

Donlin Creek Project - Property Description and Title

In January 2006, Kevin Francis, P.Geo, Resource manager of the Company, Stanton Dodd, P.Geo, an employee of the Company and Lynton Gormely, Ph.D., P.Eng. of AMEC Americas Limited, each of whom is a Qualified Person under NI 43-101, prepared a NI 43-101 compliant report. In September 2006, SRK Consulting (US) Inc. completed a NI 43-101 compliant preliminary economic assessment under the direction of Gordon Doerksen, P.E., an independent qualified person as defined by NI 43-101. Unless stated otherwise the following information is summarized from the report which has been filed on SEDAR.

The Donlin Creek property is an advanced stage gold project located in Southwestern Alaska and is one of the largest known undeveloped gold deposits in the world containing a measured and indicated resource estimated at 14.8 million ounces of gold and an additional inferred resource estimated at 13.6 million ounces of gold. The property is under lease from Calista Corporation ("Calista'') and the Kuskokwim Corporation, two Alaska native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. Under the Calista lease, Calista, the owner of the subsurface rights of the property, has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the elected pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista would receive credit for any public funding or other funding sources it secures to deliver equipment, professional services or any other goods or services or infrastructure necessary to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation that does not rely on the facilities or economic viability of the original facility, then Calista will have an additional mutually exclusive back-in right on the same terms with respect to that facility.

Effective July 14, 2001 the Company, through its wholly-owned subsidiary, NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome, now Barrick, granting the Company the right to earn up to a 70% interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. In November 2002, the Company earned title to a 70% interest in the property, with Barrick holding the remaining 30%, and a joint venture between the parties was effectively formed. Barrick has the back-in right to earn an additional 40% interest in the project. In order for Barrick to earn that additional interest it must expend US$31.9 million on the property, complete a bankable feasibility study, and receive the approval of its board of directors to construct a mine on the property that would produce not less than an average of 600,000 ounces of gold per year over the first five years of operations, all on or before November 13, 2007. During the development period, NovaGold was not required to contribute any additional funding until Barrick had invested at least US$31.9 million. NovaGold has exercised its right to request that Barrick advance NovaGold's portion of the excess expenditures until the bankable feasibility study is complete. If construction is commenced, Barrick agreed to assist NovaGold in obtaining third party financing for NovaGold's share of the costs of the construction. In February 2003, Barrick elected to become manager of the joint venture and to initiate development work such that Barrick would be in a position to exercise its back-in right. If Calista exercises its back-in right under the Calista Lease, Barrick’s and the Company's interest will be proportionately reduced to provide for the Calista interest. If both the Barrick and Calista rights are exercised in full, the Company's interest in the Donlin Creek project would decrease to 25.5% . NovaGold does not believe it will be possible for Barrick to meet the requirements for it to earn an additional 40%. See “Legal Proceedings”.

An advance minimum royalty ("AMR'') on the Donlin Creek property of US$200,000 is payable by the joint venture to Calista annually until a feasibility study is completed, after which the AMR will increase to US$500,000 per year. Upon commencement of production, a net smelter return royalty on production equal to the greater of 1.5% of the revenues from valuable minerals production and US$500,000 is payable to Calista, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Barrick and the Company. Thereafter, the annual net smelter return royalty on production will be increased to the greater of 4.5% of the revenues from valuable minerals production and US$500,000.

Donlin Creek Project - Accessibility and Climate

The Donlin Creek property is located in Southwestern Alaska, approximately 19 km (12 mi) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km (15 mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The project has an all-season camp with facilities to house up to 75 people and an adjacent 1,500 m (5,000 ft) long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km (280 mi) to the east, and Aniak, 80 km (50 mi) to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 m to 640 m (500 ft to 2,100 ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

The area has a relatively dry interior continental climate with typically less than 50 mm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure and will operate as a stand-alone project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as Acma) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis).

Donlin Creek Project - Project History, Drilling and Exploration

Prior to 2003, operators, including Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and NovaGold, have undertaken significant work on the property.

Between 1995 and 2000, Placer Dome completed approximately 87,000 metres of diamond core drilling, 12,000 metres of reverse circulation drilling and 8,000 metres of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies. From 2001 to 2002, NovaGold completed approximately 39,000 metres of core drilling, 11,000 metres of reverse circulation drilling, 89 metres of geotechnical drilling and 268 metres of water monitoring holes. NovaGold’s work on the property in 2002 focused on expanding both the ACMA resource and defining mineralization and new resource in adjacent prospect areas of Aurora, 400, Akivik and Vortex.

In 2003, Placer Dome elected to return as operator as per the joint venture agreement. Placer Dome’s work in 2003 included updating the resource estimation, calcium carbonate investigations, and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

Donlin Creek Project - Geological Setting

The Donlin Creek project geology consists of a thick sequence of Cretaceous Kuskowim Group sedimentary rocks intruded by late Cretaceous to early Tertiary felsic intrusive rocks. The sedimentary section consists of inter-bedded greywacke, shale and siltstone. The overall bedding strikes WNW and generally dips shallowly to the south though in the Acma area and further south of Lewis an important overturned fold is present . Thin inter-bedded shales within the Kuskokwim group are an important control on the emplacement of intrusive sills. The intrusive units both dikes and sills are the primary hosts of mineralization, and consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills predominate in the Acma and southern Lewis areas, whereas dikes dominate in the North Lewis area. The dikes and sills range from a few metres to more than 60 metres in width.

The Donlin Creek project area lies between two major NE-trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant NE to ENE-and NW to WNW-trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek regions is inferred to be right-lateral on NE structures and left lateral on NW faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement are speculative.

Donlin Creek Project - Alteration and Mineralization

Gold mineralization at Donlin Creek consists of low temperature epithermal assemblage characterized by pyrite, auriferous arsenopyrite, stibnite, native arsenic and realgar occurring as both NNE trending extensional vein/fracture zones and disseminations. Gold grades are best developed where structural zones intersect favourable host lithologies, specifically the intrusive dikes and sills, and the more massive greywacke units within the sedimentary section. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently sub-parallel to the main axis (NNE), of the compressive structural regime. Intrusive dikes which feed the voluminous sill package present at Donlin also strike NNE.

The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization. Alteration is characterized by the extensive development of illite, kaolinite and ankerite.

Donlin Creek Project – Metallurgy

Metallurgical testwork has been completed sufficient to support a scoping level study for the case of 30,000 t/d mill throughput. Ongoing work is being performed to investigate the case of 40,000 t/d mill throughput. Gold is mainly carried by arsenopyrite. Variation is observed in processing behaviour between intrusives and sediments, but less so between the geographical sources. Concentration by flotation is efficient, being 91 to 97% for intrusives and 82 to 89% for sediments. Generally, direct cyanidation yields less than 10% gold recovery; whereas oxidation of the sulphides prior to cyanidation yields recoveries exceeding 90% for intrusives and 78 to 89% for the sediments.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

  concentration by flotation using nitrogen
  high pressure oxidation in an autoclave
  carbon-in-leach (CIL) cyanidation of the concentrate
  carbon strip and regeneration circuits
  gold electrowinning, and
  refining and production of doré bars

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

Donlin Creek Project - Resource Estimate, Sampling and Assaying

In January 2006, a new resource estimate was completed by the Donlin Creek joint venture which supersedes previous resource estimates on Donlin Creek. The new resource estimate was based on an updated geologic and mineralization model that integrated 28,240 meters of drilling completed by Placer Dome in 2005 and 193,598 meters of drilling previously completed by Placer Dome and NovaGold. The model contained a total of 109,595 assay intervals from 221,838 meters of drilling and trenching.

The resource estimate was prepared in accordance with NI 43-101 by Kevin Francis, P.Geo., Resource Manager of the Company, Stanton Dodd, P.Geo., an employee of the Company, and Lynton Gormely, Ph.D., P.Eng. of AMEC Americas Limited, each of whom is a Qualified Person under NI 43-101.

In September 2006 in support of a preliminary economic assessment (PEA) by SRK, an updated tabulation of the January 2006 resource estimation was completed for a pit using metal prices of US$500/oz of gold and US$8.30/oz of silver and a base case of 0.76 g/t gold cut-off grade assuming a 60,000 tpd. The PEA was prepared in accordance with NI 43-101 by Kevin Francis, P.Geo., Resource Manager of the Company, Stanton Dodd, P.Geo., an employee of the Company, and Gordon Doerksen, P.E. of SRK, each of whom is a Qualified Person under NI 43-101.SRK conducted a preliminary review of Placer Dome’s data and found the methodology to be satisfactory and possibly conservative in terms of contained metal at the 0.76 g/t gold cut-off grade. An NI 43-101 compliant technical report for the resource estimate, relied upon as the basis for this study was filed on January 2006. Based on a 0.76 g/t cutoff grade, the Donlin Creek resource estimates as at September 2006 are as follows.

Total Resources(1) at 0.76 g/t cut-off – Donlin Creek Project

	Tonnes(1)(2)	Grade	Contained Ounces(1)((2)
	(millions)	(g/t)	(millions)
Measured	20	2.56	1.6
Indicated	196	2.39	15.0
Total Measured and Indicated	215	2.40	16.6

Inferred	227	2.34	17.1

(1)

Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grades. See "Preliminary Notes – Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates".

(2)	Rounding differences may occur.

In 2007, Barrick has provided NovaGold with an initial interim resource model to meet its year-end reporting requirements based on 39,000 meters of drilling (out of the total 82,000 meters drilled on the project) from the 2006 program. The updated drill results in the interim model are primarily from the Acma area and have increased the overall Measured and Indicated Resources for the project. The interim update shows an increase of 5 million ounces in Measured and Indicated ounces for the project, representing a 34% increase over the previous Placer Dome Inc. January 2006 Donlin Creek model. At the Acma deposit, the Measured and Indicated Resources increased by over 50%. The Barrick interim resource model shows an overall decreased in the Inferred ounces, with 5 million ounces being converted to the Measured and Indicated category and 7 million ounces decreasing largely due to more restrictive estimation methodology used by Barrick to define Inferred Resources in comparison with those used by Placer Dome in its January 2006 estimate.

The largest portion of the decreased Inferred ounces are in the Lewis area where the vast majority of the remaining 43,000 meters of 2006 drilling, which was not included in this interim resource update, is located. NovaGold anticipates that additional Measured and Indicated ounces along with Inferred ounces will be added to the overall model from the final 2006 resource update, which will include the results from the Lewis area. Initial results from the drilling at Lewis are very encouraging. NovaGold anticipates that the final 2006 drill assays and a complete 2006 resource estimate will be released in the second quarter.

Donlin Creek Project – Preliminary Economic Assessment

The September 2006 study by SRK confirmed the economics of a conventional open-pit mining operation at a production rate of 60,000 tpd with the potential to produce on average 1.4 million ounces of gold per year over the 22-year life of the project. Costs, appropriate with this level of the study, have been estimated and form the foundation of the economic analysis of the project on a 100% basis. The study prepared by SRK was prepared based on a technical and economic review by a team of consultants who are specialists in the fields of mineral exploration, mineral resource estimation and classification, open-pit mining, mineral processing and mineral economics. The study was completed under the direction of Gordon Doerksen, P.E., an independent Qualified Person as defined by NI 43-101.

SRK also completed a sensitivity analysis to determine the economic effects of changes to the capital and operating costs and the gold price, to determine the economic potential of the Donlin Creek project. In the first 7 years, the study projects an average annual production of approximately 1.885 million ounces of gold at an average cash cost of US$223/oz of gold. The project would generate an average annual pre-tax cash flow of approximately US$482 million for the first 7 years using a long-term gold price of US$500/oz, resulting in rapid payback of all mine capital in less than 5 years.

The study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would allow them to be categorized as mineral reserves, and there is no certainty that the conclusions reached in this preliminary economic assessment will be realized.

SRK’s analysis indicates that using a gold price of US$500/oz, Donlin Creek could generate a pre-tax rate of return of 12.1% and a net present value at a 5 percent discount rate (“NPV5%”) of US$1,001 million, resulting in a capital cost payback period of less than 5 years. A sensitivity analysis on the project shows that the NPV is most sensitive to changes in the gold price, followed by changes to operating costs and capital costs. For example, a gold price of US$550/oz increases the NPV5% to US$1,453 million, and a gold price of US$450/oz decreases the NPV5% to US$554 million.

This financial analysis includes capital costs to construct a powerline connecting the Donlin Creek project site to the existing Anchorage/Fairbanks power grid. This analysis also includes Inferred Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. Inferred Resources are excluded from estimates forming the basis of a feasibility study.

Assumptions Used in the Economic Analysis

Parameter	Value	Units

Metal Price
Gold	500.00	US$/oz
Silver	8.30	US$/oz
Production
Pre-Production Period (Pre-strip)	2	Years
Mine Start Date	2013
Mine Life (after Pre-Production)	22	Years
Life of Mine Ore Tonnage	482.3	Millions tonnes
Life of Mine Mill Head Grade (diluted)	2.17	Gold g/t
Contained Gold	33.5	Million oz
Metallurgical Recovery	90.6%
Recovered Gold	30.3	Million oz
Recovered Silver	7.2	Million oz
Target Production Rate	60,000	Tonnes per day
Average Annual Gold Production (Years 1-7)	1.885	Million oz per year
Average Annual Gold Production (Life of Mine)	1.379	Million oz per year

Estimated Life of Mine Operating Costs

Parameter	Estimate (US$)	Units

Mining	$ 0.92	$/tonne mined
Processing	$ 9.58	$/ore tonne milled
Mine Consumables	$ 0.41	$/ore tonne milled
G&A	$ 1.06	$/ore tonne milled
Refining and shipping	$ 5.25	$/recovered oz
NSR (royalties)	$ 1.12	$/tonne milled

Total life of mine operating costs are estimated at US$17.44 per tonne milled and US$276/oz of recovered gold.

Estimated Project Capital Costs

Description	Estimate (US$)
Direct Construction Capital (ex. Power Line)	$ 976M
Indirect Construction Capital	$ 423M
Contingency @ 15%	$ 210M
Subtotal Construction (ex Power Line)	$ 1,609M
Intertie Power Line	$ 408M
Total Construction	$ 2,017M
Permitting, Exploration, Studies, 1st Fills, Spares(1)	$ 113M
Life of Mine Sustaining	$ 427M

(1) Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

Estimated Cash Costs

Average Total Cash Costs (total operating expense per recovered ounce of production)	Years 1–7	US$223/oz of gold
	Life of mine	US$276/oz of gold
Total Costs (total operating expense plus depreciation per recovered ounce of production)	Years 1–7	US$303/oz of gold
	Life of mine	US$362/oz of gold

The following table shows Donlin Creek’s NPV from the study at varying discount rates, as well as project payback for the base case scenario. It should be noted that the NPV calculation uses cash flows from January 1, 2007 onward, including the three years (2007–2009) of pre-construction costs such as an Environmental Impact Study, permitting, a final bankable feasibility study, engineering design, and similar items. Cash costs is not a term recognized by Canadian GAAP or U.S. GAAP and includes mining, processing (including transportation and refining), local production taxes and royalties, but excludes end of mine reclamation accruals.

Gold Price Sensitivity After Tax (US$ millions)

Gold Price		$500
($/oz)	$450	(Base Case)	$550	$600	$700
NPV0%	2,123	3,009	3,930	4,821	6,615
NPV5%	554	1,001	1,453	1,888	2,761

MINE PLAN

SRK with assistance of other professionals performed the open-pit mine design, scheduling and costing for the project. The basic assumptions used in the Mine Plan are summarized below.

Basic Assumptions Used in the Mine Plan

Parameter	Value	Unit/Comments

Run of Mine production rate	60,000	Tonnes per Day
Gold price	$500	Per oz of gold
Mine operating costs(1)	$0.88	Per tonne of rock mined
Marketing, refining, shipping	$0.34	Per tonne milled
Process costs	$9.58	Per tonne milled
G&A costs	$1.06	Per tonne milled
Mining & Processing Break-even Cost
(”Pit Rim” costs)	$10.99	Per tonne milled
Process recovery average	90.6%	Variable, depending on mineralization type
Mining dilution	12.8%	Waste grade at 0.61 g/t gold
Mining loss	3%	Of total ore tonnes
Pit slopes	30° to 48°	Depends on various geotechnical domains

(1) Mine operating costs exclude the additional cost incurred for rehandling ore once it has been mined from the pit.

These assumptions were used to determine the 0.76 g/t gold cut-off grade. It should be noted that due to the complex nature of the correlation between resource types and process recovery, an average recovery was assumed for the cutoff grade determination.

For the study, a 60,000 tpd processing rate was determined as optimal by SRK, in consultation with NovaGold, based on the size of the deposit, infrastructure requirements and the nature of the metallurgical process. Past reported throughput rates have not considered processing at this level due to the restrictions of onsite power capacity. These restrictions have been overcome through consultation with the regional power utility and by including the capital cost of the necessary power infrastructure in this study, such that Donlin Creek can tie in to the existing Anchorage-Fairbanks intertie powerline. The capital costs and financial results presented in this study reflect permitting and development timelines consistent with this processing rate and power delivery strategy.

The on-site mineral processing plant is envisioned to take the ore to a doré product. Difficult transportation logistics supported the decision to build a plant for complete ore processing, rather than shipping concentrate. The suggested processing unit operations include tertiary crushing, primary ball milling, single-stage flotation, autoclave oxidation, carbon in leach and refining to doré.

Donlin Creek Project – 2007 Program

Barrick had also continued environmental baseline studies and continued refining the layout and design of the mine facilities. Barrick is currently completing a pre-feasibility level study on the project in preparation for the final feasibility study and the start of the mine permitting process. Barrick has budgeted US$87 million for expenditures at Donlin Creek in calendar 2007, including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

Nome Operations, Alaska

The Nome Operations consist of the Rock Creek and Big Hurrah open-pit gold deposits, the Nome Gold gold-in-gravel resource, the Nome sand-and-gravel resource, and various other gold deposits, all of which are located around the town of Nome, Alaska.

Rock Creek

Rock Creek Project - Property Description and Title

In September 2006, Harry Parker, P.Geo. of AMEC Engineering and Construction Services Inc., a Qualified Person as defined by NI 43-101 prepared a NI 43-101 compliant report (the “AMEC Technical Report”). Unless stated otherwise the following information is summarized from the report which has been filed on SEDAR.

Rock Creek is anticipated to be the Company’s first development stage project and its first production project in the Nome area through its wholly-owned subsidiary, Alaska Gold Company (“Alaska Gold”). The project is partly located on 5,700 hectares (14,000 acres) of patented private land that is 100% owned by Alaska Gold, and partly on land owned by the Bering Straits Native Corporation. Alaska Gold holds an exploration and mining lease on approximately 8,100 hectares (20,000 acres) of Bering Straits Native Corporation lands, as well as a surface use agreement with Sitnausak Native Corporation, the local village corporation. These mineral surveys are fee simple and have no annual requirements. Based on the current preliminary mine plan, approximately 90% of the currently defined resources for the mine plan are located on lands owned by Alaska Gold.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from Bering Straits Native Corporation (“BSNC”) to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. The Company exercised its option and concluded a Mining Sublease in April 2006. Terms of the Sublease obligate the Company to pay an advance royalty of US$126,560 for each year that the agreement is in place. The Company is also obligated to perform US$316,400 of exploration and development work per year with excess work performed in any year able to be carried forward and applied in subsequent years. Golden Glacier, Inc. (“GGI”) is entitled to a 2.5% net smelter returns royalty and a 5% net proceeds royalty from production from BSNC lands. NovaGold is also a party to an exploration surface use agreement with Sitnasuak Native Corporation ("Sitnasuak''). In May 2006, the Company entered into a Surface Use Agreement with Sitnasuak. The agreement gives the Company exclusive use of the surface estate surrounding the Rock Creek Project for the purposes of conducting mining and milling operations. The agreement obligates the Company to pay an annual fee of US$70,000 for seven years or as long as mining, milling or marketing takes place or until completion of active reclamation. The Company is also obligated to pay US$900 per acre for each acre of disturbed lands.

Rock Creek Project - Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1,000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. The property is accessed from Nome via paved and unpaved roads. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round.

Rock Creek Project - Geological Setting

The Rock Creek area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist; 2) a "mixed unit" of mafic, pelitic, and calc schists and marble; 3) a mafic dominated schist package; and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during the mid-Jurassic age, having a minimum Argon/Argon age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to have been formed during that event.

Rock Creek Project – Mineralization and Alteration

Two main styles of mineralization are recognized on the project:

(a)	Tension veins: quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(b)	Shear hosted veins: quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

Tension Veins

The tension veins are usually less than 10 centimetres (4 inches) wide and often occur as swarms of dozens of veins/veinlets. The veins appear to have a greater strike length than vertical extent and can occur in zones up to a hundred metres in width. Coarse native gold occurs along the margins of veins often with accompanying arsenopyrite. The bulk of the mineralization at Rock Creek is contained with these large generally lower grade tension vein zones. Alteration is characterized by trace amounts of kaolinite and dickite along the margins of veins.

Shear Hosted Veins

The shear-hosted veins specifically the Albion zone are significantly wider than the tension veins, are occasionally banded and include zones of quartz-cemented breccia. The Albion vein varies up to several meters in width and is characterized by a bluish color and distinctly less fractured quartz than that apparent in the tension veins. Fine grained pyrite and lead sulfosalts give the vein a bluish color. Gold grades within the Albion zone are significantly higher than the typical grades encountered in the tension veins.

Rock Creek Project - History and Exploration

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company's involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 metres of core and rotary drilling was carried out by these companies on the property (of which 18,600 metres was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of Alaska Gold Company, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes (437 metres) were completed for metallurgical test work, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3g/t gold mineralization.

In 2000, 30 additional drill holes totaling 2,449 metres were completed. Sampling was carried out on each five foot (1.52 metre) interval and strict sample protocols were employed to ensure adequate sample size and quality. The Company's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to ensure strict sampling protocols were undertaken.

In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 metres in a program funded by TNR Gold Corp. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, a 30,000 foot in-fill feasibility delineation drill program was completed and a feasibility study was begun. Also in 2003, environmental baseline monitoring had started. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling.

In 2004, a comprehensive twinning and infill drilling program was developed to define a final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold, and allow the Company to develop the best approaches to grade control and mining methods.

Rock Creek Project - Resource Estimate

Prior to the AMEC Technical Report, the Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) in March 2000, which estimated measured and indicated resources at Rock Creek of 6.4 million tonnes grading 2.7 grams per tonne gold ("g/t'') containing 555,000 ounces of gold. In 2003 and 2004, additional core drilling was carried out at Rock Creek. In comparing the various drilling campaigns in general, core drilling data yielded between 20% and 40% lower grades than reverse circulation data which made up a majority of the data for the March 2000 study.

Further resource estimation was undertaken in 2004 and 2005 prior to the AMEC Technical Report by the Company and various models and adjustment factors were employed by the Company's consultants that adjusted downwards the actual RC drilling data used in the models. Though little conclusive evidence of an systematic cause for the differences between the various reverse circulation and core drill campaigns was determined, resources were downgraded to reflect a conservative basis for contained gold. Norwest Corporation, using the same adjustment factors, revised the in-pit indicated estimated resource at Rock Creek that forms the basis of the above-mentioned study to 7.5 million tonnes grading 1.4 g/t containing 335,000 ounces of gold. NovaGold is using these reduced tonnages and grades for base case planning purposes. The Company is not yet able to determine the potential impact of such reduced tonnages and grades on the mine economics, but the impact is not expected to be material to the Company.

The current resource model was based on all data available through the 2004 season and constructed under the supervision of Harry Parker, P.Geo. of AMEC Engineering and Construction Services Inc., a Qualified Person as defined by NI 43-101. The resource estimate is based on a 3-D computer block model with gold block grades estimated into 10 meter x 10 meter x 5 meter high blocks using 5-meter-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on metal at risk analysis. Additionally, samples collected via reverse circulation drilling had their grades adjusted downward to match the expected grades indicated from core drilling. The grade estimation model was validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. The reported resource has been constrained by a conceptual pit shell constructed by Mike Lechner of RMI, using the base case resource estimate, a $500 Au selling price and other economic parameters from the 2005 Rock Creek Project Economic Update Review by Norwest Corp. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources. The Rock Creek project gold resource estimate is as follows:

Total Resources(1) – Rock Creek Project

0.6 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category	(millions)	(g/t)	Ounces(2)
Indicated	9.6	1.3	404,000
Total Indicated	9.6	1.3	404,000

Inferred	1.4	1.0	44,000
Saddle: Historical Inferred (3)	3.6	2.2	260,000(3)
Total Inferred	5.0	1.7	44,000

(1)

Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates".

(2)

Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

(3)

March 2000 internal historical resource estimate, not verified by AMEC. The resource estimate was made before NI 43-101 came into effect and is historical in nature but is considered relevant by NovaGold.

Rock Creek Activities Subsequent to the AMEC NI 43-101 Compliant Technical Report

Unless stated otherwise, the remaining Rock Creek sections describe activities by the Company subsequent to AMEC’s Technical Report.

In late 2005, a study was designed to determine the optimal sampling method, sample preparation, and analytical method for the grade control program at Rock Creek. A 30 meter by 30 meter test site was selected (the equivalent of 18 model blocks) within the ore body for the location of the test. Base data for this test was derived from drilling 81 blastholes, 18 RC borings, and excavating three trenches. All sample cuttings were collected from blastholes and RC borings. Continuous chip channel samples were collected from the three trenches. All samples were shipped to McClelland Laboratories in Reno, Nevada for processing.

During 2006, the grade control samples were processed and analyzed. Based on the results of the grade control test, the grade control program at Rock Creek will include the collection of a 6kg sample from blasthole cuttings. Sample prep will include traditional crushing and pulverization techniques as well as gravity separation. Concentrates and a sample of the gravity tails will be fire assayed and a calculated head assay will be determined. Customized versions of MineSight and acQuire software will facilitate the classification and management of materials and destinations for the pit operations while allowing the validation and tracking of data from the exploration model to the short range model to recovered materials. A low-grade stockpile will be used to mitigate potential misclassification of material.

Work in 2006 included limited additional drilling along the northern high-wall of the deposit and immediate extension of the tensions veins further to the south on the southern margin of the deposit and across the Sophie Gulch fault. An update to the resource is anticipated in 2007 once production reconciliation data is available. The deposit exhibits a strong nugget effect which has resulted in conservative downgrade of the resource pending actual production.

Rock Creek Project - Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

The Company completed a series of additional bench and pilot-scale metallurgical tests. The two main mineralization types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be 87%with over half of the gold recovered by a low-cost gravity circuit.

Rock Creek Project - Future Work

An updated economic assessment was completed in 2006 using the services of the independent engineering firm, Norwest Corporation. In August 2006 the Company received the permits to develop Rock Creek and Big Hurrah, and, following approval by the Board of Directors, construction commenced on a mine developing both projects. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. In 2007 approximately $37 million is budgeted to complete construction and start operations leading to gold production at an average rate of approximately 100,000 ounces of gold per annum starting by late 2007.

A group of individuals filed a lawsuit contesting a permit under the U.S. federal Clean Water Act to conduct dredging and fill operations and the U.S. Army Corps of Engineers suspended the permit pending review in December 2006. NovaGold is continuing work in uplands and areas disturbed before the permit was suspended. The Army Corp of Engineers has advised NovaGold that a modified permit will be reissued effective March 13, 2007, whereupon NovaGold would be entitled to resume work in areas where work was prohibited while the permit was suspended. NovaGold believes that the lawsuit contesting this permit may be refiled. Construction may be impeded if the permit is challenged again and the court enters an order in the litigation temporarily or permanently enjoining the project.

Big Hurrah

The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The permitted operation calls for mining Big Hurrah ore three months out of the year and trucking run-of–mine ore to the Rock Creek mill facility year around for processing. The Company has completed approximately 16,000 metres of drilling in 273 holes and 2,850 metres of continuous trench sampling within 60 trenches.

A NI 43-101 compliant Technical Report titled Big Hurrah Technical Report, Seward Peninsula, Alaska dated August 25, 2006 has been filed on SEDAR. Unless otherwise indicated, the summary below is based on the report. The resource model was based on all data available through the 2005 season and constructed by Mike Lechner, RPG of Resource Modeling Inc., a Qualified Person as defined by NI 43-101. The resource estimate is based on a 3-D computer block model with gold block grades estimated into 2.5 metre x 2.5 metre x 5 metre high blocks using 2.5 -metre-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on examination of probability plots. The grade estimation model was validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources. The Big Hurrah project gold resource estimate is as follows:

Total Resources(1) – Big Hurrah Project

1.0 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category	(millions)	(g/t)	Ounces(2)
Indicated	1.8	4.6	273,000

Inferred	0.6	3.1	56,000

(1)

Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates".

(2)

Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

Nome Gold

The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. The resources are hosted by near-surface unconsolidated sands and gravels and have been historically mined for over 100 years. Since 1900, more than four million ounces of gold have been extracted by various parties from the Nome Gold property. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property.

On August 28, 2006 Norwest Corporation completed independent Qualified Person’s Review and Technical Report on the Nome Placer Gold Property. Bruce Davis, Ph.D., FAusIMM, an employee of Norwest and Robert Sim, P.Geo, an associate geologist with Norwest, served as the Qualified Persons responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 an NI 43-101 compliant resource estimate and Technical Report for the property. The resource estimate has been generated from churn and reverse circulation drill hole sample “assay” results and the associated thickness of gravel. The resource estimate is based on a 2-D computer gridded seam model with gold block grades estimated into 100 metre x 50 metre blocks using drill hole assays composited into single samples. Prior to compositing the drill hole grades, high-grade outlier values were cut based on examination of probability plots. The grade estimation model was validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral reserves or resources. The Nome Gold project gold resource estimate is as follows:

100% Owned Resources(1) – Nome Gold Project – 0.00484 oz/cuyd Cutoff Grade

	Cubic Yards(1)(2)	Grade	Contained Ounces
	(millions)	(oz/cuyd)	(millions)
Measured	100.0	0.0078	0.8
Indicated	102.7	0.0070	0.7
Total Measured and Indicated	202.7	0.0074	1.5

Inferred	36.5	0.0064	0.2

Partially Owned Resources(1) – Nome Gold Project – 0.00484 oz/cuyd Cutoff Grade

	Cubic Yards(1)(2)	Grade	Contained Ounces
	(millions)	(oz/cuyd)	(millions)
Measured	3.5	0.0063	0.0
Indicated	6.9	0.0063	0.0
Total Measured and Indicated	10.4	0.0063	0.1

Inferred	3.5	0.0056	0.0

(1)

Although "Measured Resources", "Indicated Resources" and "Inferred Resources" are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See "Preliminary Notes – Information Concerning Preparation of Resource Estimates".

(2)

Contained ounces are rounded to the nearest 1,000. Disclosure of contained ounces is permitted under Canadian regulations; however the U.S. Securities and Exchange Commission normally permits resources only to be reported as in place tonnage and grade.

In 2007 the Company has budgeted $342,000 for completion of scoping and feasibility studies. In addition the Company has budgeted $605,000 to commence environmental baseline studies necessary for permitting.

Ambler Project, Alaska

Ambler Project – Property Description and Title

The Ambler project area is located in the southern Brooks Range of Northwestern Alaska, approximately 220 kilometres east of Kotzebue and 35 kilometres north of the village of Kobuk. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulphide (VMS) district.

In March 2004, NovaGold signed a strategic alliance with subsidiaries of Rio Tinto plc on their 100% owned Ambler property located in Northwestern Alaska. Under the terms of the agreement, the Company can earn a 51%

interest in the project by expending US$20 million on the property before 2016. During the first five years of the agreement, the Company must spend a minimum of US$5 million on exploration and development, and obtain memoranda of understanding with land owners (State, Federal and private Native Corporations) in the region necessary to provide access for mine development. During the second phase of the agreement, the Company must spend the balance of the earn-in funds (to total US$20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study at which time Kennecott has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project's net present value using a 12.5% discount rate.

Ambler Project - Accessibility, Climate, and Physiography

The Ambler project is supported from the Dahl Creek exploration camp located approximately 30 kilometres south of the project area near the small town of Kobuk, Alaska. The Dahl Creek camp is located on 5,000 foot airstrip capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity. The Dahl Creek airstrip is accessible directly by air from both Fairbanks to the east and Kotzebue to the west. The Arctic deposit is accessible by helicopter.

The Ambler property covers the lowermost range of hills along the southern margin of the Brooks Range. The area is characterized by moderate topographic relief ranging in elevations from around 700 feet (200 metres) to as much as 2,500 feet (750 metres) above sea level. Valley bottoms are locally forested with black spruce, alder, and birch while elevations greater than 1,000 feet are characterized by tundra grass, mosses and lichen. The area has a relatively dry continental climate with only low to moderate total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall to -30°F (-34°C).

Ambler Project - Geological Setting

The Ambler district centers around both volcanogenic massive sulfide (VMS) deposits and carbonate hosted Cu+/-Zn deposits hosted by Paleozoic metasediments and volcanics along the southern flanks of the Brooks Range. The Ambler project focuses on the VMS deposits and prospects which occur in a metamorphosed formation of Devono-Mississippian volcanic and volcanoclastic sediments known as the Ambler sequence. These rocks are mapped along a 100 km (68 mile) long belt of exposures and lie within a much thicker section of schistose pelitic rocks, the Anirak schist. These rocks, together with younger schist and phyllite and older metaclastic rocks comprise the Ambler schist belt and were deposited in a back-arc submarine setting along a cratonic margin. The Ambler sequence represents a period of tectonic extension accompanied by volcanism and hydrothermal activity resulting in deposition of the VMS deposits. Along the southern flank of the range, eclogite grade metamorphic rocks of Jurassic seafloor (Angayucham terrane ophiolite) and Cretaceous sediments overthrust the schist belt from the south.

The base of the Ambler sequence consists of meta-calcarenite, limestone, and quartzite and grades up to calcareous graphitic schist and pillowed basaltic lava flows. Quartz muscovite schist and graphitic schist cap this and host much of the sulfide mineralization in the district. These sediments are capped by a ‘button’ schist unit in which albite metamorphic overgrowths overprint re-sedimented pyroclastic ejecta shed into the deeper water setting. Variable accumulations of metagreywacke and silicic volcanoclastic detritus grade upward in to Anirak schist. Variable thicknesses of stratigraphic units suggest local syndepositional faulting which may have focused hydrothermal activity.

The Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism, formation of penetrative S1 schistosity, and bedding transposed to isoclinal folds marks the first event. Tight, similar-style folds on all scales deform the S1 schistosity and definedthe subsequent event. Though different in style, the two events commonly share orientations of stress axes, so they may have formed during sustained progressive deformation. At least two subsequent non-penetrative compressional events deform earlier fabrics.

Ambler Project – Mineralization

Mineralization of the Arctic deposit, the largest resource in the Ambler district, and other significant deposits consists of stratabound, primarily replacive ‘buckshot’-textured chalcopyrite, sphalerite, galena, pyrrohtite, and pyrite accompanied by extensive talc and chlorite alteration. Much muscovite and phengite dominated rock associated with mineralization probably reflects original sericite alteration. Small amounts of tetrahedrite-tennantite, arsenopyrite, electrum, and enargite are present. Deposits in the central part of the district grade laterally into pyrrhotite-pyrite dominated zones. Gangue minerals include calcite, dolomite, and barite. Chalcopyrite-dominated deposits with higher Au occur in the central part of the district while sphalerite-galena dominated deposits with higher Ag concentrations lie the eastern and western ends of the district; this may result from an original district-wide zoning. Most mineralization appears replacive in nature and may result from sealing of the hydrothermal system during much of the mineralizing process. However, occurrences of silica-pyrite chimney-textured ‘vent-facies’ provide good evidence for at least some exhalative activity.

The stratabound deposits of the Ambler district are unusually laterally extensive, and show little of the feeder vein or stockwork vein assemblages typically associated with Kuroko type deposits. The style of mineralization exhibited in the Ambler district deposits best fits that typified by mineralization in other cratonic shelf back arc basin settings (Hannington, et.al., 1995), usually considered the largest class of volcanogenic deposits.

Ambler Project - History and Exploration

Prospectors came up the Kobuk River and into the Ambler Lowlands beginning around 1900. Several small gold placer deposits in the Cosmos Hills were worked intermittently. Copper shows were soon discovered in the Ruby Creek area, but a brief attempt to mine the discovery was short lived. Prospectors returned to the region after World War II looking for gold, uranium and copper. In the late 1940's Rhinehart Berg, a local prospector discovered copper mineralization at Ruby Creek while looking for uranium. By 1957, Berg had exposed sufficient amounts of high-grade copper mineralization to warrant the optioning and immediate drilling of the property by Bear Creek Mining Company ("Bear Creek"), Kennecott's exploration subsidiary.

Bear Creek also conducted a regional exploration program covering the Cosmos Hills and the southern Brooks Range. Reconnaissance geologic mapping and stream sediment sampling of the south flank of the Brooks Range began in 1962. In 1965, while re-evaluating a 1400 ppm Cu geochemical anomaly from sampling completed in 1963, Bear Creek geologists discovered sulfides in float on the east side of Arctic Ridge a short distance below the crest of the ridge. Eight core holes were drilled in 1967 intersecting massive sulfide mineralization over a 1,500-foot strike length. Initial results were sufficiently encouraging that Bear Creek and Kennecott continued drilling at Arctic over the next several seasons. From August 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes pre-collared using a reverse circulation drill), totaling 16,080 m (52,756 ft). No drilling was done on the property after 1985 until 1998.

In 1993, Kennecott Minerals began a re-evaluation of the Arctic deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed in 1995 and an updated resource was calculated from the block model. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. This estimate pre-dated NI 43-101 and is therefore not compliant with NI 43-101, however NovaGold considers the estimate relevant.

In September 1997, Kennecott located a total of 2,035 State of Alaska claims covering most of the known Ambler schist belt rocks. In 1998, an airborne geophysical survey, covering the entire claim block, generated numerous EM anomalies. Also in 1998, Kennecott drilled 6 core holes totaling 1,492 m (4,895 ft) in the Arctic resource area testing for extensions of the known resource as well as infill to test for grade and thickness continuity. Drilling on the Arctic deposit by Bear Creek/Kennecott between 1966 and 1998 totals 92 core holes for a combined 17,572 m (57,651 ft). No additional exploration on the Arctic project was conducted between 1998 and 2004. Since 1998, Kennecott reduced their land position in the southern Brooks Range to 829 State of Alaska claims. In addition to the Alaska State claims, Kennecott maintains 15 unpatented federal mining claims surrounding 18 private patented claims.

The main focus of the 2004 NovaGold field program was to confirm interval grade and thickness as defined from previous drill programs within select areas of the Arctic deposit. Alternative geologic models for the deposit were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. The 2004 drilling focused on the Arctic deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. A few holes were drilled in potential extensions of mineralization and on an adjacent geophysical anomaly. Significant mineralized intervals were encountered in 8 of the 11 holes drilled in the program and are shown in the following table. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

Drilling in 2005 again focused on extending and confirming mineralization particularly in the lower limb of the Arctic antiform. Just over 3000 meters of core drilling was completed and although good mineralization was encountered in several holes, structural discontinuities appear to limit expansion of mineralization to the south and east. Results suggest that the model remains open to the northeast and that the faulted off root zone has yet to be identified. Geophysical exploration using ground EM has targeted a significant anomaly of similar size and tenor a few kilometers to the northwest. Exploration will target this anomaly as well as several satellite airborne EM anomalies in close proximity to the Arctic deposit and in the same permissive stratigraphy

The 2006 exploration program focused on mapping, surface sampling, and completing ground follow up and core drill testing of airborne geophysical anomalies in the central part of the Ambler district near Arctic. The program succeeded in drill testing four geophysical anomalies with multiple drill holes and providing good geologic, geochemical, and geophysical support for continued drill testing of these areas. New mineralization was located at Red, a prospect about 2 miles east of Arctic. This mineralization consists of crosscutting thin high grade Zn-Pb-Cu veins cutting the lower part of the Ambler sequence, and could represent a portion of a feeder system for stratigraphically higher mineralization as yet unlocated.

Ambler Project - Resource Estimate

In 1995 based on Kennecott's interpretation of the mineralized horizons of the Arctic deposit as a series of stack sheets, a computer generated block model was constructed and a resource compiled. The resulting estimated inferred resource totaled 36.3 million tonnes averaging 4.0% Cu, 5.5% Zn, 0.8% Pb, 54.9 g/t Ag and 0.7 g/t Au. The resource is not NI 43-101 compliant and is only intended to represent a historical resource but is considered relevant by the Company. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead. NovaGold plans to update the resource estimate in 2007 using the historical drilling and the 2004 and 2005 NovaGold drilling as well as NovaGold's reinterpretation of the deposit geology.

Ambler Project – Metallurgy

Historic metallurgical investigations conducted by Kennecott characterize the Arctic deposit as a massive sulfide intrusion hosted in talc schist. The primary economic minerals are chalcopyrite, tetrahedrite, galena and sphalerite. Metallurgical work by Kennecott concluded that it was possible to produce three concentrates, precious metals/lead, copper and zinc, from Arctic ore after pre-floating the talc, though further work was indicated to refine the processes. Kennecott reported that in comparison with other massive and semi-massive sulfide ores Arctic showed an equal or slightly favorable copper concentration performance while zinc recoveries were lower depending on the relative amounts of copper, lead and zinc. Both on-site and off site treatment of the concentrates have been considered. On-site hydrometallurgical treatment holds the potential of reducing the amount of infrastructure required to develop the deposit in the way of roads by lowering the required amount of bulk materials handling and increases the relative unit value of the product as well as reducing smelter penalties while increasing the power requirements. The work done to date, however, is insufficient to conclusively determine the most cost effective metallurgical process.

Ambler Project - Future Work

For 2007 the Company has budgeted $2 million for drilling on selected targets following up on the work conducted in 2006. In addition $1.3 million has been budgeted for completion of a scoping study, further studies potential power generation including prospecting potential wind generation and hydro sites and beginning environmental baseline. Future work at Ambler and on the Arctic ore deposit is predicated on the results of the scoping study presently in progress.

ITEM 4      RISK FACTORS

An investment in the common shares of the Company is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in "Item 6 – Management's Discussion and Analysis - Risk Factors":

Risks Relating to NovaGold and its Industry

NovaGold has no history of producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

NovaGold has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties other than at Galore Creek. None of the Company’s properties are currently under development other than at Rock Creek. The future development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labour and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

The figures for NovaGold’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Information Form and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than at Galore Creek, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this Annual Information Form have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties other than Galore Creek. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on the Company’s other properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated.

None of the Company’s mineral properties, including the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in the Galore Creek feasibility study or other feasibility studies, if prepared, may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher currently than anticipated.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Company’s projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fires;

  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

NovaGold requires various permits in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse impact on NovaGold.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to significant governmental regulation.

The Company’s operations and explorations and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of natural resources;
  exploration, development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with native groups;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

NovaGold has ongoing reclamation on some of its mineral properties and NovaGold may be required to fund additional work which could have a material adverse effect on its financial position.

The Company mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee that this amount will satisfy the environmental regulations and requirements. Should government regulators determine that the program requires additional reclamation work, the Company may be required to fund this work, which could have a material adverse effect on the Company’s financial position.

The Company’s Nome, Galore Creek and Ambler properties have been subject to either historic mining operations or exploration activities by prior owners. Alaska Gold Company carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at these sites which could have a material adverse effect on the Company’s financial position.

Title to NovaGold’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan First Nation and the Tahltan – like the majority of British Columbia’s First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests, to develop its mineral properties.

The Company will need external financing to develop and construct the Galore Creek, Donlin Creek and Nome projects and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project debt, convertible notes and equity offerings. In addition, the Company may consider a sale of a significant minority interest in the Galore Creek property or may enter into a strategic alliance and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

The Company had working capital of approximately $74.6 million as of November 30, 2006. The Company intends to fund its plan of operations from working capital, the proceeds of this offering and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in this prospectus.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following losses during each of the following periods:

  $30.5 million for the year ended November 30, 2006;
  $5.8 million for the year ended November 30, 2005;
  $8.4 million for the year ended November 30, 2004;
  $7.0 million for the year ended November 30, 2003; and
  $3.5 million for the year ended November 30, 2002.

The Company had an accumulated deficit of $88.4 million as of November 30, 2005, and an accumulated deficit of $118.9 million as of November 30, 2006.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

Because NovaGold does not manage Donlin Creek’s feasibility and permitting process or oversee its future mine development and operation, NovaGold cannot assure investors that the Donlin Creek project will be managed in a way favourable to NovaGold.

Under the terms of its back-in agreement with the Company, Barrick now manages Donlin Creek’s feasibility and permitting processes and currently oversees any future mine development and operation. Barrick commenced an unsolicted takeover bid for the Company’s shares in 2006, which was unsuccessful, and Barrick and the Company are engaged in litigation in Alaska over the meaning of the back-in agreement and the ownership and management of the project. The Company cannot direct Barrick’s activities and, therefore, cannot fully predict the pace or the scale of the project’s permitting and future development. Barrick’s disagreement with the Company may result in actions by Barrick that serve Barrick’s interest rather than those of the Company, and there can be no assurance that Barrick will manage the project in a manner that coincides with the Company’s vision for the project.

Barrick and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project.

The Company has earned a 70% interest in the Donlin Creek project under an agreement with Barrick. However, Barrick and the underlying property owner, Calista, have each retained a right to reacquire a portion of the project. With respect to Barrick, this right allows it to increase its current 30% interest to 70%. With respect to Calista, an interest between 5% to 15% can be earned at the time of project development. If the Barrick and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decline to 25.5% . While the Company believes that Barrick cannot satisfy the back-in requirements in a timely manner, and therefore will not increase its interest to 70%, the meaning of the back-in requirement is the subject of litigation and it is uncertain whether a court would accept the Company’s interpretation of its back-in requirements.

Current litigation in Alaska may impact NovaGold’s interest in and ability to control the direction of the Donlin Creek Project.

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska against Barrick alleging breach of contract by Barrick and Placer Dome US Inc. under the Donlin Creek Mining Venture Agreement dated November 13, 2002, and breach of fiduciary duties owed by Barrick and Placer Done US Inc. to NovaGold as a joint venture partner. Remedies sought include a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold is asking to be appointed as manager of the project in place of Barrick. The outcome of the litigation remains uncertain. In the interim, there can be no assurance that Barrick will manage the project in the manner that coincides with the Company’s vision for the project. Furthermore, if the Barrick rights are exercised, the Company’s interest in the Donlin Creek project would decline to 30%.

Current litigation in Alaska may impact NovaGold’s ability to conduct dredging and fill operations at the Rock Creek and Big Hurrah Project sites.

On December 7, 2006, the U.S. Army Corps of Engineers (“Corps”) announced that it is reviewing the Permit Evaluation and Decision Documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and has suspended the permit while it completes the review. The Corps will allow NovaGold to continue work in uplands and areas previously disturbed. The permit was issued to NovaGold’s subsidiary, Alaska Gold Company, pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites.

A group of individuals from Nome, Alaska filed a lawsuit against the Corps in mid-November, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold Company are named as defendants, the Alaskan Court has granted NovaGold’s motion to intervene in the case. The case has been dismissed because the Corps has suspended the permit.

NovaGold is continuing to work on the plant site and the foundations for the shop and mill buildings as the Company has obtained receipt of the Air Quality permit. The Company has prepared the plant site for construction of the mill facilities and has cleared a significant portion of the wetlands covered by the permit in the areas of the tailings facility and waste dump areas, as part of normal construction activities. The Corps has advised NovaGold that a modified permit will be reissued effective March 13, 2007, whereupon NovaGold would be entitled to resume work in areas where work was prohibited while the permit was suspended. NovaGold expects that the lawsuit contesting the permit is likely to be refiled. Mine construction at the Rock Creek project may be impeded if the permit is challenged again or if a court enters an order in the litigation temporarily or permanently enjoining the project.

NovaGold is currently engaged in legal action with Pioneer Metals Corporation and there is no certainty as to the outcome of this litigation.

In October 2005, Pioneer launched a legal action against the Company related to an option agreement between Pioneer and the Company dated March 2004 under which the Company has an option to earn a 60% interest in the Grace claims located at the Galore Creek project. Pioneer is seeking to rescind the option agreement and is claiming unspecified damages for alleged misrepresentations and breach of fiduciary duty. During 2006, Barrick acquired a controlling interest in Pioneer and has indicated it will continue the litigation. The Company also has applied to the government of British Columbia for a surface lease over a portion of the Grace property to use as a tailings and waste rock storage facility for the Galoer Creek project. Pioneer is opposing the application. An adverse finding against the Company in the legal action or failure to obtain the surface lease in a timely manner or at all could result in project delays or increased development costs or both, which would have a materially adverse impact on the Galore Creek project.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. In order to keep its projects on schedule, NovaGold has made earlier commitments to contractors and suppliers to obtain their services at their properties, particularly Galore Creek. The costs of these services and equipment have increased with increased demand, and may continue to do so if current trends continue. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Changes in the market price of gold and other metals, which in the past has fluctuated widely, affect the profitability of NovaGold’s operations and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions;
  supply and demand for jewellery and industrial products containing metals; and
  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

A decrease in the market price of gold and other metals could affect the Company’s ability to finance the development of the Galore Creek, Donlin Creek, Rock Creek and Nome projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.

Because NovaGold does not currently intend to use forward sale arrangements to protect against low commodity prices, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company made acquisitions in SpectrumGold Inc. and Coast Mountain Power Corp. and may make selected acquisitions in the future, with a focus on late stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions which fit NovaGold’s strategy;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on its business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and its relationship with Barrick at Donlin Creek, the advancement of the Galore Creek, Ambler, Rock Creek and Nome projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Because NovaGold’s Galore Creek project is located in Canada and will have production costs incurred in Canadian dollars, while gold and other metals are generally sold in United States dollars, the Galore Creek project results could be materially adversely affected by an appreciation of the Canadian dollar.

Gold and other metals are sold throughout the world principally in United States dollars. If NovaGold commences production on its Galore Creek project, its operating costs on the Galore Creek project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially increase NovaGold’s costs and reduce revenues, if any, on the Galore Creek project. NovaGold currently has no foreign exchange hedging contracts to offset currency fluctuations.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company has documented and tested during the current fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). Commencing November 30, 2006, the end of the Company’s 2006 fiscal year, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a “passive foreign investment company”, there may be tax consequences for investors in the United States.

Potential investors that are U.S. taxpayers should be aware that the U.S. Internal Revenue Service may determine that the Company is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer's tax basis in such common shares.

NovaGold is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

ITEM 5      DESCRIPTION OF SHARE CAPITAL

The Company's authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors. Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company's articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company's preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Annual Information Form.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's Board of Directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

Shareholder Rights Plan

NovaGold’s Board of Directors approved a new Shareholder Rights Plan, which took effect December 7, 2006, immediately upon the expiry of Barrick’s bid. NovaGold originally adopted a rights plan on May 31, 2006, but waived its application to Barrick’s takeover bid on September 25, 2006.

The new Shareholder Rights Plan (“Rights Plan”), which includes substantially the same terms as the original plan, was adopted to ensure the fair treatment of shareholders in connection with future unsolicited takeover bids and other stock acquisitions above 20% that are not offered to all shareholders on the same terms.

The Rights Plan has the following objectives: (a) to prevent creeping acquisitions of control; (b) to give adequate time for shareholders to properly assess a take-over bid without undue pressure; (c) to provide the Board of Directors time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge; and (d) to ensure that shareholders of the Company are provided equal treatment under a take-over bid. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and has not been adopted in response to any proposal to acquire control of the Company.

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements or a person otherwise acquires 20% or more of the outstanding common shares, subject to certain exemptions, the rights will entitle shareholders, other than any shareholder acquiring the common shares, to purchase additional common shares at a substantial discount to the market value at the time. As a result, the investment of the shareholder or shareholders making the acquisition will be greatly diluted if a substantial portion of the rights are exercised.

Shareholder approval of the new Rights Plan will be sought at NovaGold’s Annual General Meeting of shareholders, scheduled for May 2007. If ratified by shareholders, the new Rights Plan will expire at NovaGold’s Annual General Meeting in 2010, unless terminated at an earlier date. The new Rights Plan is subject to regulatory approval.

ITEM 6      SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Fiscal Years Ended November 30, 2006, 2005 and 2004, in $000's except per share amounts:

	2006 $	2005 $	2004 $
Net revenues	8,093	3,254	3,469
Expenses and other items(1)	(38,544)	(9,062)	(11,845)
Loss for the year	(30,451)	(5,808)	(8,376)
Loss per share – basic and diluted	(0.33)	(0.09)	(0.14)
Expenditures on mineral properties and related deferred costs(2) USA Canada	48,444 36,455	13,205 48,966	8,455 102,341(3)
Total assets	565,424	270,378	210,499
Total long term financial liabilities	(34,039)	-	(536)

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/06 $	8/31/06 $	5/31/06 $	2/28/06 $	11/30/05 $	8/31/05 $	5/31/05 $	2/28/05 $
Net revenues	2,080	2,391	2,213	1,409	1,256	1,074	409	515
Income (loss) for the quarter	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)	(5,137)
Loss per share – basic and diluted	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)	(0.08)
Expenditures on mineral properties and related deferred costs(2) USA Canada	16,088 18,081	27,461 11,501	3,254 1,599	1,641 5,274	4,221 17,433	4,636 22,232	2,735 6,442	1,613 2,859

(1)	Expenses and other items include losses/gains on equity investments, and income taxes.

(2)	Expenditures on mineral properties and related deferred costs include stock-based compensation, net of recoveries, tax credits and adjustments, write-downs, disposals and option payments received.

(3)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

ITEM 7      MANAGEMENT'S DISCUSSION AND ANALYSIS

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated February 27, 2007 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2006 compared to the previous year. At February 27, 2007 the Company has 92 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2006 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website www.novagold.net or on SEDAR at www.sedar.com.

Results of Operations

The Company had a net loss of $30.5 million (or $0.33 per share) for the year ended November 30, 2006, compared with a net loss of $5.8 million (or $0.09 per share) in 2005 and a net loss of $8.4 million (or $0.14 per share) in 2004. On July 24, 2006, Barrick announced an unsolicited bid ("Barrick Bid") for the Company and announced a bid to purchase all the common shares of Pioneer Metals Corporation ("Pioneer"), thus frustrating a bid made by NovaGold for Pioneer on June 19, 2006. The Barrick Bid lasted for more than four months ending on December 7, 2006. The Company incurred legal, advisory and other professional costs related to Barrick's actions in 2006 of approximately $19 million, and salaries and administrative costs related to staff working on matters related to the Barrick Bid estimated at an additional $2 million for a total of $21 million ("Barrick Costs"). The Barrick Costs were the main factor for the increase in net loss of $24.6 million from 2005 to 2006. The Barrick costs include success fees paid to the Company’s financial advisors.

Interest income increased to $6.6 million for the year ended November 30, 2006 compared with $1.5 million in 2005 and $1.3 million in 2004 due to higher cash balances invested and generally higher interest rates, particularly for the US funds. Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.7 million during the year ended November 30, 2006 compared with $2.2 million in 2005 and $2.5 million in 2004. The reduction in sales was caused primarily by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction.

Expenses were $40.3 million for the year ended November 30, 2006 compared with $11.3 million in 2005 and $12.0 million in 2004, including in those years $4.2 million, $3.4 million and $5.8 million, respectively, for the non-cash stock based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $34.2 million in 2006 compared with $7.8 million in 2005 and $6.1 million in 2004. Of the $28 million increase in 2006 the single largest cost related to the Barrick Costs that totalled approximately $22 million. General and administrative (G&A) costs increased by $2.49 million from 2005 to 2006 mainly due to Barrick Costs, increases in occupancy costs and interest of $0.7 million. Corporate development and communications increased by $0.43 million to $1.5 million in 2006. This increase was slightly larger than the $0.3 million increase to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company’s financial advisors for the Galore Creek project. Professional fees increased by $21 million principally due to the unsolicited take-over attempt initiated by Barrick and related financial advisory fees and legal defense costs, and increased Sarbanes-Oxley compliance costs. Wages and benefits have increased by $2.6 million to $5.2 million in 2006 due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The other item of significance in 2006 is a foreign exchange loss amounting to $0.9 million. This compares to an exchange gain of $0.5 million in 2005 and $0.1 million in 2004. Strengthening of the Canadian dollar against the US dollar through much of 2006 resulted in the 2006 loss as investments, and amounts held in U.S. dollars to fund anticipated US dollar expenditures, lost value. The foreign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The Company recorded expensed exploration and mineral property write-downs of $0.5 million in 2006 compared with $0.5 million in 2005 and $0.3 million in 2004. In 2006 the costs related mainly to expensed generative exploration costs and in 2005 the costs related mainly to a write-down of exploration expenditures in 2005 and earlier on the Thunder Mountain property in Nevada as the option agreement on that property has been allowed to lapse because drilling results did not meet the Company’s target expectations.

Liquidity and Capital Resources

The Company expended $3.1 million on net operating activities during the year ended November 30, 2006 compared with $6.0 million in 2005 and $3.2 million in 2004. The loss for 2006 was $30.5 million but, for cash flow purposes, this was offset by an increase in accounts payable and accrued liabilities of $26 million at the year-end. A substantial portion of these payables related to Barrick Costs, construction costs for the Rock Creek mine and Galore Creek pre-construction costs that were paid subsequent to the year-end.

The Company generated net proceeds from financing activities of $196.3 million in 2006 compared with $60.7 million in 2005 and $25.9 million in 2004. The majority of the proceeds arose from private placement share issuances. On February 8, 2006 the Company issued 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188.5 million after commissions and expenses of $12.3 million.

On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.8 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. A total of 3,130,000 share purchase warrants were issued and each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. At November 30, 2006, 3,129,200 of these warrants remain outstanding.

On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents, all of which expired unexercised in 2005. An amount equivalent to the gross proceeds of $20.0 million was renounced for Canadian tax purposes in 2005. Under CICA guidelines, approximately $6.7 million was deducted from share capital and added to future income taxes in 2005 at the time of renunciation to reflect the tax deductions foregone by the Company.

The Company expended $119.9 million on investing activities during 2006 compared with $77.5 million during 2005 and $26.4 million net in 2004. The Company expended $50.3 million in 2006 on mineral properties and deferred costs compared with $63.061.3 million in 2005 and $25.923.4 million in 2004. The majority of the 2006 and 2005 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The expenditures on Donlin Creek of US$28.8 million, including interest of US$0.6 million, did not require the use of funds as these amounts were financed by Barrick under the terms of the MVA. In 2006 the Company carried out an extensive 36,000 metre drilling program at the Galore Creek project as well as environmental and engineering work, and completed a feasibility study for the project that was released in October 2006. In 2005 the Company carried out an extensive drilling program as well as environmental and engineering work at the Galore Creek project and carried out studies, design and permit work at Rock Creek together with a drilling program at Big Hurrah in anticipation of making a construction decision in 2006. In 2004 the Company significantly expanded the mineral resources at Galore Creek and undertook new studies on the potential of developing a mine at the Rock Creek property.

A total of $57.5 million was spent on capital assets in 2006, including $30.5 million on construction at Rock Creek and $17.8 million on pre-construction at Galore Creek including costs related to tunnel and road infrastructure. In August, 2006, the Company funded US$6.8 million of reclamation bonds to cover future reclamation related to the Rock Creek and Big Hurrah projects. In addition the Company expended $8.9 million on mining and milling equipment in 2006 and $11.9 million in 2005 for the Rock Creek project. The Company commenced construction on site at Rock Creek immediately following receipt of permits and board approval in August 2006. Because of advance purchase of equipment and advance staging in Nome, the Company was able to complete significant work by the year end. In May 2006, Barrick provided notice to NovaGold that effective March 31, 2006 it had completed the expenditure requirement of US$32 million as part of the back-in to a 70% interest in the Donlin Creek project. Currently NovaGold holds 70%. NovaGold does not believe it is possible for Barrick to meet its back-in requirements so NovaGold has been accruing 70% of the exploration and development costs subsequent to March 31, 2006, which amounted to US$29.4 million, including interest, at November 30, 2006 and recording the costs in non-current liabilities. Barrick reported completing 92,800 metres of drilling at Donlin Creek in calendar 2006.

In 2006 the Company expended $3.0 million on a further investment in shares of Alexco Resource Corporation (“Alexco”), bringing the Company’s investment to $5.5 million (including its share of Alexco’s losses) with a market value of $27.2 million at November 30, 2006. In 2005 the Company spent $3.6 million on investments, the largest being a $3.5 million purchase of shares in US Gold Corp which at November 30, 2006 had a market value of $29.8 million (2005 - $22.9 million).

On August 3, 2006 the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly-owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement, Coast Mountain shareholders received 2,512,000 common shares of the Company, valued at $44.4 million. The purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures. An additional $15.6 million has been recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis. A total of $60.0 million is currently recorded for power generation and transmission costs.

The Company carries out substantial exploration and development activities in Canada. The expenditure related to those activities generate investment tax credits under Canadian tax legislation based on 10% of the related eligible exploration expenditures and NovaGold records those investment tax credits as a long term receivable and a deduction from the related mineral property expenditures with no income effect. For the year ended November 30, 2006 a total of $6.1 million of investment tax credits was recognized.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than the Donlin Creek expenditures referred to above. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At November 30, 2006, the Company’s aggregate commitments for operating leases totaled $3.0 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at November 30, 2006 in the amount of $30.8 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006 and $4.6 million related to Rock Creek construction. The goods and services under these contracts are anticipated to be delivered and/or completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The future minimum lease payments at the year-end are approximately as follows:

				In millions of Canadian dollars
	Operating	Galore	Rock	Donlin	Total
	Leases	Creek	Creek	Creek
	$	$	$	$	$
2007	0.5	30.8	4.6		35.9

2008	0.4				0.4

2009	0.4				0.4

2010	0.3		0.3

2011	0.3		0.3

Thereafter	1.1	33.6	34.7

Subsequent to November 30, 2006 the company awarded contracts related to road, tunnel and support activities related to the Galore Creek project with minimum commitments of $31.7 million as of February 27, 2007. As of February 27, 2007 the Company has cash and marketable securities for sale of $86 million after having made payments of $5.0 million under the Galore Creek commitments entered before and after November 30, 2006.

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2006 the Company had cash and cash equivalents of $106.6 million and marketable securities available for sale with a quoted market value of $29.8 million. The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaskan and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work. Under the Mining Venture Agreement Barrick will fund NovaGold’s entire share of this budget and charge interest at US prime rate plus 2% on 30% of the total cost although NovaGold will accrue 70% of the cost because it does not believe Barrick will meet its back-in requirements.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day (tpd) that is planned to produce when in operation annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

On February 23, 2007 NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19th. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and these are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional amount $50 million was expected to be spent in 2007 by Coast Mountain on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion) with start-up of operations in 2012 rather than 2011.

NovaGold believes it would be able to cover all planned activities for 2007 that it needs to fund, excluding those related to Galore Creek, with its available cash and proceeds from its marketable securities held for sale. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs. NovaGold anticipates that construction permits will be received in April 2007 and it is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada and NovaGold is committing early in order to assure availability when needed. NovaGold plans to undertake financing in 2007 in the form of either debt, equity or a combination of debt and equity although there can be no assurance that NovaGold can obtain financing on terms favourable to it.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company’s Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco, a then newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures, accounting for stock-based compensation and future income taxes.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration and development programs or on the schedules currently envisioned..

Stock options

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

The Company’s accounting policies are described in Note 2 to the consolidated financial statements.

Change in Accounting Policies

During the year the Company adopted a new accounting policy for the intangible assets, consisting of power generation and transmission rights, acquired by the Company. Intangible assets are recorded at cost and amortized over their expected useful lives on a straight line basis. Amortization will begin when the economic benefit of the intangible asset is consumed. The Company assesses the fair value of intangible assets and if there are indications of impairment, the carrying value would be written down.

ITEM 8      MARKET FOR SECURITIES

Common shares

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol "NG". The Company believes that more than half its shares are beneficially owned by investors in the United States. The following table set out the market price range and trading volumes of the Company’s common shares on the TSX and AMEX for the periods indicated.

Toronto Stock Exchange

			Volume
	High	Low	(no. of shares
Fiscal 2006(1)	($)	($)	in thousands)

November	18.94	16.94	5,268
October	18.12	16.89	5,330
September	20.19	16.90	7,801
August	19.86	18.24	7,838
July	19.20	13.11	17,136
June	14.59	11.62	8,098
May	18.48	13.27	6,539
April	19.09	16.60	4,903
March	18.15	13.67	7,879
February	14.70	12.85	8,807
January	14.41	10.51	9,667
December	11.02	9.59	3,734

American Stock Exchange

			Volume
	High	Low	(no. of shares
Fiscal 2006(1)	(US$)	(US$)	in thousands)

November	16.37	15.35	12,158
October	16.03	14.99	10,536
September	18.15	15.12	9,368
August	17.90	16.27	8,624
July	16.94	11.53	13,767
June	13.14	10.56	7,231
May	16.70	12.00	8,459
April	16.50	14.51	6,502
March	15.62	11.72	7,769
February	12.78	11.12	15,119
January	12.61	9.01	7,885
December	9.49	8.16	7,781

Note:
(1) The Company’s fiscal year end is November 30.

Warrants

The Company has issued, as part of a private placement from October 2003, 3,500,000 warrants each exercisable at $7.00 for one common share of the Company that expire on October 1, 2008. These warrants are listed and posted for trading on the TSX under the symbol “NG.WT”. At November 30, 2006 and as of the date of this AIF, 3,463,000 warrants were outstanding. The following table set out the market price range and trading volumes of the Company’s warrants on the TSX.

Warrants (“NG.WT”)

			Volume
			(no. of
	High	Low	warrants in
Fiscal 2006(1)	($)	($)	thousands)

November	11.75	10.25	421
October	11.05	10.20	1,033
September	13.60	10.25	163
August	13.25	11.64	249
July	12.52	7.40	457
June	8.60	5.95	502
May	12.13	7.37	280
April	12.50	10.30	234
March	11.74	7.75	428
February	8.64	7.25	440
January	8.70	5.00	381
December	5.53	3.98	155

Note:
(1) The Company’s fiscal year end is November 30.

The Company has issued, as part of a private placement from July 2005, 3,130,000 warrants each exercisable at $12.10 for one common share of the Company that expire January 7, 2008. These warrants are listed and posted for trading on the TSX under the symbol “NG.WT.A”. At November 30, 2006 and as of the date of this AIF, all of these warrants were outstanding. The following table set out the market price range and trading volumes of the Company’s warrants on the TSX.

Warrants (“NG.WT.A”)

			Volume
			(no. of
	High	Low	warrants in
Fiscal 2006(1)	($)	($)	thousands)

November	6.90	5.66	96
October	6.59	4.90	120
September	8.79	5.40	87
August	8.30	7.11	142
July	8.40	4.11	146
June	5.39	3.25	250
May	7.95	4.35	205
April	8.66	6.53	103
March	8.00	4.17	170
February	5.28	3.93	159
January	5.36	2.50	197
December	2.60	1.99	92

Note:
(1) The Company’s fiscal year end is November 30

ITEM 9      OFFICERS AND DIRECTORS

The following table sets forth information about the Company’s directors, executive officers and certain key employees, and their respective positions as of the date of this Annual Information Form.

Executive Officers and Directors

Name	Title
Rick Van Nieuwenhuyse	President, Chief Executive Officer and Director
Robert J. (Don) MacDonald	Senior Vice President, Chief Financial Officer and Secretary
Peter W. Harris	Senior Vice President and Chief Operating Officer
George L. Brack	Director
Michael H. Halvorson	Director
Gerald J. McConnell	Director
Cole E. McFarland	Director
Clynton R. Nauman	Director
James L. Philip	Director

Other Senior Management
Douglas Brown	Vice President, Business Development
Gregory S. Johnson	Vice President, Corporate Communications and Strategic Development
Joseph R. Piekenbrock	Vice President, Exploration
Elaine M. Sanders	Vice President, Finance
Carl Gagnier	Executive Vice President, General Manager Galore Creek Project
Douglas Nicholson	Vice President, NovaGold Resources/Alaska Gold Company

Rick Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of experience in the natural resource sector including most recently as Vice President of Exploration for Barrick. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in, and knowledge of, Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Peter W. Harris was appointed Senior Vice President and Chief Operating Officer of the Company in October 2005. Mr. Harris brings over 30 years of mine design, development and operations experience to NovaGold. He has been involved with, and responsible for, the development and operation of mines on four different continents including mines in Canada, Papua New Guinea, South Africa and England. Recently, Mr. Harris was Senior Vice President, Project Development at Barrick where he was responsible for project development activities related to projects in the United States, Chile and the Dominican Republic.

Robert J. (Don) MacDonald joined the Company as Senior Vice President, Chief Financial Officer and Secretary in January 2003. Mr. MacDonald brings with him over 20 years of experience in mine development and financing. Prior to joining the Company, Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech Inc., a public biotech company, from 2001 to 2003, De Beers Canada Mining (formerly Winspear Diamonds) from 1999 to 2001, and Dayton Mining from 1991 to 1999, and Vice-President Finance of Granges Inc. from 1983 to 1991. During his career, Mr. MacDonald has been involved in the operation or development of ten mines in North and South America, and the completion of over US$500 million of mine financings and US$500 million of mining mergers and acquisitions. Mr. MacDonald is a chartered accountant and has Bachelor of Engineering and Masters of Engineering degrees from Oxford University.

Douglas Brown joined the Company as Vice President, Business Development in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the United States and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a Bachelor of Science degree in Mining Engineering and a Master of Science degree in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown’s positions within the Barrick group of companies included Vice President of Strategic Development from 1999 to 2002, Assistant Mine General Manager at the South Deep Gold Mine in 2001, Director of Finance and Planning from 1997 to 1999 and Manager of Corporate Finance from 1994 to 1997.

Gregory S. Johnson joined the Company as Vice President, Corporate Communications and Strategic Development in 1998. Prior to joining the Company, Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Barrick International Exploration in Africa and Eurasia. In 1995, as a senior geologist for Barrick in Alaska, Mr. Johnson played a key role in the multi-million ounce Donlin Creek project discovery. From the late 1980s, Mr. Johnson worked for Barrick on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the United States, Canada, Australia, Russia and Africa. Mr. Johnson is responsible for marketing and communications activities of the Company and is involved in developing strategic growth opportunities.

Joseph R. Piekenbrock joined the Company as Vice President, Exploration in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years of experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Barrick and Brett Resources Inc. In addition, he brings a wealth of northern experience through years of exploration for both Cominco Ltd. and Barrick in Alaska. Mr. Piekenbrock holds a Bachelor of Arts degree in geology from the University of Colorado and a Master of Science degree in geology from the University of Arizona.

Elaine M. Sanders joined the Company as Controller in March 2003 and became Vice President, Finance in October 2006. Prior to joining the Company, she was Controller and Chief Accounting Officer for an international high technology company in the telecommunications sector. Ms. Sanders brings over 14 years of experience in auditing, financing and accounting for public and private companies. She has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and AMEX stock exchanges. Ms. Sanders is a chartered accountant and a chartered public accountant, and holds a Bachelor of Commerce degree from the University of Alberta.

Carl Gagnier joined NovaGold in January 2005, having spent 15 years as a senior executive with Barrick in Chile, Costa Rica, Venezuela and Canada. He has a wealth of experience with operations management, government relations, and project development. Mr. Gagnier's positions within the Barrick Group (PDG) included President Minera Las Cristinas, President PDG Costa Rica, and Mine General Manager Minera Mantos de Oro. Most recently, he was General Manager of Minera Zaldívar, in Antofagasta, Chile during the design, construction and initial operation of the world-class Zaldivar mine. Mr. Gagnier is responsible for engineering, environmental and government relations pertaining to the Galore Creek project. He holds a Bachelor of Science degree in Metallurgical Engineering from Queen's University.

Douglas Nicholson has over 18 years of mine development and operation experience. Prior to joining NovaGold, Mr. Nicholson was in charge of mine development engineering at the Kinross Gold 400,000 oz per year open-pit Fort Knox and True North deposits in Fairbanks, Alaska. Prior to his work at the Fort Knox and True North gold deposits, Mr. Nicholson was chief mine engineer for Cambior at the Valdez Creek Mine in Alaska. Mr. Nicholson has a Bachelor of Science degree in mine engineering from the University of Alaska - Fairbanks.

George Brack, a director of the Company, is Managing Director and Industry Head – Mining of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Mr. Brack has also held positions with Placer Dome as Vice President Corporate Development and with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack’s career in corporate finance has been focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions in the mining industry.

Michael H. Halvorson, a director of the Company, is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, Orezone Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Gerald J. McConnell, Q.C., a director of the Company, is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole L. McFarland, a director of the Company, is the principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines, with extensive experience in Alaska. Mr. McFarland was President and Chief Executive Officer of Barrick US from 1987 until his retirement in July 1995. During that period, Barrick US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Barrick US, Mr. McFarland held a number of managerial and executive positions within the Barrick group of companies. Mr. McFarland was also a director of Bema Gold Corp.

Clynton R. Nauman, a director of the Company, is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip, a director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Phillip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provided his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee of NovaGold Resources Inc. has been structured to comply with Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”). The Audit and Corporate Governance Committee is made up of George Brack, Michael Halvorson and James Philip. All members of the Audit and Corporate Governance Committee are considered financially literate and independent as those terms are defined in MI 52-110.

Audit and Corporate Governance Committee Charter

The Corporation’s Board of Directors has adopted the following charter for the Audit and Corporate Governance Committee.

Purpose

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

Committee Membership

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Securities and Exchange Commission ("SEC"). At least one member of the Audit Committee shall be an "audit committee financial expert" as defined by the SEC. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

Members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board (typically held immediately after the annual shareholders’ meeting) and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee as soon as such member ceases to be a director of the Company.

The members of the Audit Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Meetings

The Audit Committee may appoint one of its members to act as Chairman of the Audit Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Audit Committee or a director and can be changed by simple notice from the Chairman.

No business may be transacted by the Audit Committee except at a meeting at which a quorum of the Audit Committee is present or by a resolution in writing signed by all members of the Audit Committee. A majority of the members of the Audit Committee shall constitute a quorum, provided that if the number of members of the Audit Committee is an even number, one half of the number of members plus one shall constitute a quorum.

The Audit Committee will meet as many times as it deems necessary to carry out its responsibilities but not less frequently than quarterly. The Audit Committee shall meet periodically (but not less frequently than twice annually) with the independent auditors, with management not present for an allotted part of the meeting. In addition, as part of its job to foster open communication, the Audit Committee shall meet periodically with management, and the internal accountants in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The time at which, and the place where the meetings of the Audit Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Audit Committee, unless otherwise provided for in the articles of association of the Company or otherwise determined by resolution of the Board.

The Audit Committee may invite such other persons (i.e. the CEO, CFO, Controller) to its meetings, as it deems necessary. The independent auditors should be invited to make presentations to the Audit Committee as appropriate and may be so invited by any member of the Audit Committee.

Committee Authority and Responsibilities

To fulfill its responsibilities and duties, the Audit Committee shall:

Oversight of the Company's Independent Auditors

1)

Have the sole authority to select the independent auditor to be put forth for appointment at each annual meeting of the Company. The Audit Committee shall be directly responsible for the compensation (subject to shareholder authorization) and oversight of the work of the independent auditor. The independent auditor shall report directly to the Audit Committee.

2)

Satisfy itself that the Company’s auditors are “independent” of management, within the meaning given to such terms in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies;

3)

Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company including non-audit services. Evaluate the qualifications, performance and independence, of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and, internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board;

4)

Satisfy itself of the rotation of the audit partners as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis;

5)	Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit;

6)

Satisfy itself that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board has been addressed and that there are no “unresolved differences” with the auditors;

7)	Satisfy itself that the independent auditor reports directly to the Audit Committee; and

8)

Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non- audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

Financial Statement and Disclosure Matters

9)	Review the interim unaudited financial statements and the annual audited financial statements, and shall report thereon to the Board;

10)

Satisfy itself that the Company’s annual audited financial statements are fairly presented in accordance with applicable Canadian and U.S. generally accepted accounting principles and shall recommend to the Board whether the annual financial statements should be approved;

11)

Satisfy itself that the information contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management's Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form, the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC) and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading in light of the circumstances under which it was made;

12)

Review any reports or other financial information of the Company submitted by the independent auditor to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

13)

Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies;

14)	Prepare the report required by the rules of the SEC to be included in the Company's annual proxy report;

15)	Review and discuss quarterly reports from the independent auditors on:

i)	All critical accounting policies and practices to be used;

ii)

All alternative treatments of financial information within applicable Canadian and U.S. generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

iii)	Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

16)

Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

17)	Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements;

18)

Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;

19)

Discuss with the independent auditor the matters required to be discussed relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

20)

Review disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 40-F (or other annual report as may be required under the rules and regulations of the SEC) about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Financial Reporting and Risk Management

21)

Review the audit plan of the independent auditors for the current year, and review advice from the independent auditors relating to management and internal controls and the Company’s responses to the suggestions made therein;

22)	Review with management compliance with internal accounting controls, informational gathering systems and management reporting on internal control;

23)	Review with management and the auditors the relevance and appropriateness of the Company’s accounting policies and review and approve all significant changes to such policies;

24)

Satisfy itself that the Company has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management and financial and business operations and that these are operating effectively;

25)	Review and approve the Company’s investment and treasury policies and monitor compliance with such policies;

26)	Review the significant reports to management prepared by personnel in charge of the auditing process and management's responses; and

27)

Discuss with the independent auditor and senior executives of the Company the responsibilities, budget and staffing of personnel in charge of the auditing process and any recommended changes in the audit plan.

Compliance Oversight Responsibilities

28)	Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated;

29)

Obtain reports from management, the Company's personnel in charge of the auditing process and the independent auditor that the Company's and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Code of Business Conduct, and Ethics adopted by the Company. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Code of Business Conduct and Ethics adopted by the Company;

30)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

31)

Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies;

32)	Discuss with the Company's general counsel or outside counsel, as appropriate, legal matters that may have a material impact on the financial statements, or the Company's compliance policies; and

33)	Satisfy itself that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

General

34)	Make regular reports to the Board;

35)

Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Company and it subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries; and (iii) to commission reports or supplemental information relating thereto;

36)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee;

37)

Permit the Board to refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board may from time to time see fit;

38)	Review the Audit Committee's own performance;

39)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval;

40)

Advise the Board immediately if any of its members no longer meet the independence requirements of the American Stock Exchange, the Exchange Act, the SEC or any other regulatory body having jurisdiction over the Company; and

41)	Perform any other activities consistent with this Charter, the Company’s Articles of Association and governing law, as the Audit Committee or the Board deems necessary or appropriate.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Audit and Corporate Governance Committee Members’ Experience and Education

George Brack

Mr. Brack is Managing Director and Industry Head – Mining of Scotia Capital. Prior to joining Scotia Capital, Mr. Brack held the position of President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Mr. Brack has also held positions with Placer Dome as Vice President Corporate Development and with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack’s career in corporate finance has been focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions in the mining industry.

Michael H. Halvorson

Mr. Halvorson is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also currently a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, Orezone Resources Inc., Radiant Resources Inc. and Pediment Exploration Ltd. Past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

James Philip, CA

Mr. Philip is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Pre-Approval Policies and Procedures

Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees

The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), 250 Howe Street, 7th Floor, Vancouver, British Columbia.

(a)       Audit Fees

The aggregate fees billed by PWC in each of the last two fiscal years for audit services are as follows:

For the year ended November 30, 2006:$135,801

For the year ended November 30, 2005:$124,840

(b)       Audit Related Fees

The aggregate fees billed by PWC in each of the last two fiscal years for assurance and related services by PWC that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (a) are as follows:

For the year ended November 30, 2006:$343,803

For the year ended November 30, 2005:$118,150

(c)       Tax Fees The aggregate fees billed in each of the last two fiscal years for professional services rendered by PWC for tax compliance, tax advice and tax planning are as follows:

For the year ended November 30, 2006:Nil

For the year ended November 30, 2005:Nil

(d)       All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by PWC, other than the services reported under causes (a), (b) and (c) above are as follows:

For the year ended November 30, 2006:Nil

For the year ended November 30, 2005:Nil

Other Board Committees

The Board of Directors has also designated a Compensation Committee consisting of Messers. McConnell, McFarland and Nauman and a Technical Committee consisting of Messers. Nauman and Van Nieuwenhuyse.

All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Conflicts of Interest

To the knowledge of the Company as of the date of this annual information form, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below. The Company provided exploration and management services totaling $826,000 to Alexco Resource Corp. (“Alexco”), a related party having two common directors. Mr. Nauman is Alexco’s President and Chief Executive Officer and Mr. Van Nieuwenhuyse is a director of Alexco. Ms. Sanders is Alexco’s Chief Financial Officer.

ITEM 10     LEGAL PROCEEDINGS

Litigation Regarding the Grace Claims

NovaGold Canada Inc. was served with a writ of summons on October 17, 2005 by Pioneer Metals Corporation (“Pioneer”), now controlled by Barrick, related to NovaGold’s option to earn a 60% interest in the Grace claims located one kilometre from the northernmost extension of NovaGold’s Galore Creek project pursuant to an agreement between Pioneer and NovaGold dated March, 2004 (the “Option Agreement”). Pioneer is seeking to rescind the Option Agreement and to receive unspecified damages for purported misrepresentations and breach of fiduciary duty. Pioneer is alleging that NovaGold failed to incur the expenditures on the Grace claims required by the Option Agreement and that NovaGold breached other terms of the Option Agreement. NovaGold believes it has met its obligations under the Option Agreement to date and is seeking an order that the Option Agreement is still in effect.

Litigation Regarding the Galore Creek project

On August 25, 2006, NovaGold announced it had filed a lawsuit in Alaska alleging that Barrick had violated U.S. Securities laws by making material misstatements in documents relating to a hostile takeover bid for NovaGold. In addition to the U.S. Securities law claims, NovaGold’s lawsuit against Barrick alleges:

  Breach of contract by Barrick and Barrick U.S. under the back-in agreement; and
  Breach of fiduciary duties owed by Barrick and Barrick U.S. to NovaGold as joint venture partners.

and seeks among other remedies:

  A declaratory judgement to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek; and
  An order to the affect that it is impossible for Barrick to satisfy the requirements, in which case NovaGold is asking to be appointed as manager of the project.

Subsequent to the commencement of the lawsuit, Barrick sent supplementary information to NovaGold shareholders which the court found to be sufficient disclosure. However, the court found in an order filed September 13, 2006 that there is a genuine disput as to the meaning of the terms of the back-in agreement and the possibility of Barrick U.S. meeting the terms by November 2007. NovaGold believes it will not be possible for Barrick U.S. to meet the requirements for it to earn an additional 40% interest in the Donlin Creek project. The outscome of the litigation remains uncertain however.

Litigation Regarding the Rock Creek project

On December 7, 2006, the U.S. Army Corps of Engineers (“Corps”) announced that it is reviewing the Permit Evaluation and Decision Documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and has suspended the permit while they complete the review. The Corps will allow NovaGold to continue work in uplands and areas previously disturbed. The permit was issued to NovaGold’s subsidiary, Alaska Gold Company, pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites.

A group of individuals from Nome, Alaska filed a lawsuit against the Corps in mid-November, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold Company are named as defendants, the Alaskan Court has granted NovaGold’s motion to intervene in the case. The case has been dismissed because the Corps has suspended the permit, but NovaGold expects that the case will be refilled if the Corps reinstates the permit.

NovaGold is continuing to work on the plant site and the foundations for the shop and mill buildings as the Company has obtained receipt of the Air Quality permit. The Company has prepared the plant site for construction of the mill facilities and has cleared a significant portion of the wetlands covered by the permit in the areas of the tailings facility and waste dump areas, as part of normal construction activities. However, mine construction at the Rock Creek project may be impeded if the permit is not reinstated or if a court enters an order in the litigation temporarily or permanently enjoining the project.

Other

NovaGold is subject to additional litigation arising from its business activities. See Note 11 “Commitments and contingencies” in the Company’s consolidated financial statements for the year ended November 30, 2006. NovaGold does not believe that any of this litigation will have a material adverse affect on the Company.

ITEM 11     TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

ITEM 12     MATERIAL CONTRACTS

The Company’s material contracts includes:

  Share Purchase Warrant Indenture dated July 7, 2005 between the Company and Computershare Trust Company of Canada providing for the issue of up to 3,130,000 Share Purchase Warrants; and

  Donlin Creek Mining Venture Agreement between the Company and Placer Dome U.S. Inc. (now, Barrick Gold U.S. Inc.) effective November 2002.

ITEM 13     INTEREST OF EXPERTS

None of AMEC Americas Limited, AMEC Engineering and Construction Services Inc., Norwest Corporation, Hatch Ltd., Stanton Dodd, Kevin Francis, Lynton Gormely, Mike Lechner, Bruce Rustad, Bruce Davis, Robert Sim or Harry Parker, each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 14     ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a), (i) (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.